SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2014
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

(Convenience Translation into English from the Original previously issued in Portuguese)

Individual and Consolidated Interim Financial Information

GOL Linhas Aéreas Inteligentes S.A.

For the quarter ended June 30, 2014

with Report on Review of Interim Financial Information

GOL Linhas Aéreas Inteligentes S.A.

Individual and Consolidated Interim Financial Information

June 30, 2014

Contents

Perfomance report	01
Audit committee statement	08
Directors' statement on the interim financial information	09
Directors' statement on the auditor’s report on review of interim financial information	10
Independent auditor’s report on review of interim financial information	11

Capital	13

Individual interim financial information for the period ended June 30, 2014

Balance sheets	14
Statements of operations	16
Statements of comprehensive income	17
Statements of cash flows	18
Statements of changes in equity	19
Statements of value added	21

Consolidated Interim Financial Information for the period ended June 30, 2014

Balance sheets	22
Statements of operations	24
Statements of comprehensive income	25
Statements of cash flows	26
Statements of changes in equity	28
Statements of value added	30

Notes to the interim financial information	31

Performance Report

GOL recorded its first positive second-quarter operating income since 2010, reaching R$38 million, accompanied by a positive operating margin (EBIT) of 1.6%, R$73 million or 3.4 percentage points higher than in 2Q13, resulting on the sixth consecutive quarterly improvement in the operating result.

Net revenue reached a highest ever level of R$2.4 billion on 2Q14, R$466 million more than in 2Q13. Over the last twelve months, net revenue reached R$9.8 billion, which also came to a new record. Domestic load factor reached 76.0% in the quarter and 76.4% year to date, also the highest ever figures for the periods. The new load factor level, together with the increase in yield by 17% in 2Q14, pushed up PRASK and RASK by 30% over 2Q13.

These results reflect the Company’s efforts to ensure service excellence for all its clients, based on security, simplicity and sympathy.

In line with its strategy of increasing dollar revenue, GOL announced a codeshare agreement with Etihad Airways and Aeromexico, and new routes between Campinas (São Paulo) and Miami (USA), and Guarulhos (São Paulo) and Santiago (Chile), ensuring new destinations and improved connectivity. As a result, GOL recorded a 19% year over year increase in the number of passengers carried in the international market, the highest in the industry, raising its share of this segment by 4.2 percentage points to 30%. As a result, international passenger revenue has been increasing constantly, having passed the R$1.0 billion level in the last 12 months.

Given the 8% devaluation of the Real against the average Dollar in 2Q13, the 13% increase in the per-liter jet fuel price, and higher inflationary pressure, the Company’s costs reached R$2.3 billion, 20% higher than in 2Q13, which represents an increase of 4 percentage points lower than the revenue growth.

GOL ended 2Q14 with a cash position of R$2.8 billion, or 29% of net revenue in the last 12 months. Financial leverage (adjusted net debt over LTM revenue) totaled at 4.6x, versus 11.3x at the end of 2Q13. This improvement was chiefly due to higher LTM EBITDAR, which reached R$1.8 billion, R$1.1 billion up over 2Q13 LTM EBITDAR.

In order to strengthen its balance sheet, the Company renegotiated its 4th debenture issuance and held a tender offer of US$187.1 million for the acquisition of its senior notes, maintaining a constant focus on reducing the cost and amortization of debt.

The efforts of the Team of Eagles were further underlined by the results during the 2014 World Cup. It represented months of preparation and planning to provide more than 28 thousand commercial flights, an average of 908 per day, with 486 extra flights. In order to serve passengers with different nationalities, we identified crew members fluent in several languages and allocated them in accordance with the needs of each flight. Of the total 4,500 airport employees, were temporarily relocated 3,000 to provide the best possible support for the operation. GOL was leader in passengers carried in the domestic market – 3.4 million – reaching a period load factor of 81.2% and leading the punctuality rankings, with 96% of flights on time.

The operational success during the World Cup was also recognized by the clients, through the SMS customer satisfaction survey, we received a rating of 8.16 on a scale of 0 to 10, reinforcing the commitment to overcome this rating by the end of the year.

GOL would like to thank its customers for their loyalty, our Team of Eagles for their commitment and investors for their confidence, all of which increasingly reinforces GOL’s vision of being the best company to fly with, work for and invest in.

Paulo Sérgio Kakinoff

CEO of GOL Linhas Aéreas Inteligentes S.A.

Highlights of the Subsidiary Smiles’ Results in 2Q14

25.2% upturn in the number of accumulated miles, excluding GOL, over 2Q13;
Increased redemptions with international partner airlines, totaling 1.2 billion miles, 16.7% of total redemptions;
Gross margin of 46.9%, in line with 1Q14;
Net income of R$64.1 million in 2Q14, with a net margin of 42.1%;
Issue of R$600.0 million in debentures at 115% of the CDI rate;
Conclusion of the capital reduction (R$8.17 per share).

The second quarter of 2014 was marked by the increased accumulation of ex-GOL miles, which reached 8.1 billion, 25.2% more than in 2Q13. Redemptions with international partner airlines and products also moved up, considering the implementation of a redemption partnership with Aerolíneas Argentinas and the new e-commerce miles redemption platform.

Operating and Financial Indicators

Aviation Market	2Q14	2Q13	% Var.	6M14	6M13	% Var.
Aviation Market - Industry
RPK Industry - Total	28,791	27,569	4.4%	59,032	55,957	5.5%
RPK Industry - Domestic	21,819	20,937	4.2%	45,039	42,266	6.6%
RPK Industry - International	6,972	6,632	5.1%	13,993	13,691	2.2%
ASK Industry - Total	36,154	36,841	-1.9%	74,170	75,154	-1.3%
ASK Industry - Domestic	27,695	28,137	-1.6%	56,881	56,795	0.2%
ASK Industry - International	8,459	8,704	-2.8%	17,288	18,359	-5.8%
Industry Load Factor - Total	79.6%	74.8%	4.8 p.p	79.6%	74.5%	5.1 p.p
Industry Load Factor - Domestic	78.8%	74.4%	4.4 p.p	79.2%	74.4%	4.8 p.p
Industry Load Factor - International	82.4%	76.2%	6.2 p.p	80.9%	74.6%	6.3 p.p
Aviation Market – GOL
RPK GOL – Total	8,734	8,249	5.9%	18,273	16,540	10.5%
RPK GOL - Domestic	7,759	7,499	3.5%	16,260	14,914	9.0%
RPK GOL - International	975	749	30.2%	2,013	1,626	23.8%
ASK GOL – Total	11,618	12,179	-4.6%	24,147	24,508	-1.5%
ASK GOL – Domestic	10,213	10,870	-6.0%	21,288	21,767	-2.2%
ASK GOL - International	1,405	1,309	7.4%	2,859	2,741	4.3%
GOL Load Factor - Total	75.2%	67.7%	7.5 p.p	75.7%	67.5%	8.2 p.p
GOL Load Factor - Domestic	76.0%	69.0%	7.0 p.p	76.4%	68.5%	7.9 p.p
GOL Load Factor - International	69.4%	57.2%	12.2 p.p	70.4%	59.3%	11.1 p.p
Operational Data	2Q14	2Q13	% Var.	6M14	6M13	% Var.
Revenue Passengers - Pax on board ('000)	9,234	8,699	6.1%	19,062	17,270	10.4%
Aircraft Utilization (Block Hours/Day)	11.0	11.7	-5.9%	11.3	11.7	-3.4%
Departures	75,266	78,395	-4.0%	154,399	156,627	-1.4%
Average Stage Length (km)	903	891	1.3%	906	898	0.9%
Fuel consumption (mm liters)	363	370	-1.9%	749	745	0.6%
Full-time equivalent employees at period end	16,302	16,465	-1.0%	16,302	16,465	-1.0%
Average Operating Fleet	124	119	3.9%	125	121	3.4%
Financial Data	2Q14	2Q13	% Var.	6M14	6M13	% Var.
Net YIELD (R$ cents)	24.40	20.88	16.9%	24.16	21.94	10.1%
Net PRASK (R$ cents)	18.35	14.14	29.8%	18.29	14.81	23.5%
Net RASK (R$ cents)	20.50	15.72	30.4%	20.19	16.31	23.8%
CASK (R$ cents)	20.16	16.01	25.9%	19.43	16.04	21.1%
CASK ex-fuel (R$ cents)	12.35	9.30	32.8%	11.48	9.00	27.6%
Average Exchange Rate[1]	2.2296	2.0673	7.9%	2.2974	2.0333	13.0%
End of period Exchange Rate[1]	2.2025	2.2156	-0.6%	2.2025	2.2156	-0.6%
WTI (avg. per barrel, US$)[2]	103.06	94.14	9.5%	100.89	94.30	7.0%
Price per liter Fuel (R$)	2.50	2.21	13.1%	2.56	2.32	10.6%
Gulf Coast Jet Fuel Cost (average per liter, US$)³	0.76	0.74	2.7%	0.77	0.77	0.0%

1.Source: Brazilian Central Bank; 2. Source: Bloomberg; 3. Fuel expenses/liters consumed.

Aviation Market – Industry

In 2Q14, domestic aviation industry demand increased by 7% year to date and 4% in a quarter comparison over last year, fueled by the respective 4.8 and 4.4 percentage point increases to 79.2% and 78.8%. Supply remained flat in 6M14 and fell by 1.6% in the quarter.

The number of paying passengers transported in the domestic market increased by 7.8% in 6M14 to 46.2 million, a new period record. The total of paying passengers transported in the international market stood at 3 million, 2% up over 6M13 and also a record over the period.

Domestic Market - GOL

Domestic supply declined by 2.2% year to date and 6.0% in the quarter, in line with the Company’s projections for 2014 of a reduction between -3% and -1%.

Domestic demand increased by 9.0% in 6M14, representing around 50% of the industry growth in the same period. In 2Q14, domestic demand grew by 3.5%.

Domestic load factor reached 76.4% and 76.0% in 6M14 and 2Q14, respectively, the highest level in GOL’s history.

GOL carried more paid passengers than any other airline in the domestic market, totaling a record of 19 million in the first half, 10% up on 6M13 and corresponding to 37% of the total industry.

International Market - GOL

International supply increased by 4.3% in the first half and 7.4% in the second quarter, in line with the annual growth guidance of up to 8%. The Company maintains its focus on increasing its international market presence by launching new routes in 2Q14 between São Paulo (Brazil) and Santiago (Chile), and Campinas (Brazil) and Miami (USA).

International demand grew by 24% in 6M14 and 30% in 2Q14, generating respective increases of 11.1 and 12.1 percentage points in the international load factor.

The number of paid passengers transported came to 908,000 year-to-date, 146,000, or 19%, more than in 6M13, outpacing the industry as a whole, which recorded growth of 64,000 paid passengers in the same period. GOL’s market share grew by 4.2 percentage points to 30% in the first half.

PRASK and Yield

Thanks to the Company’s strategy of maximizing profitability by raising its load factor to new levels, increasing the attractiveness of its services and having the flexibility to adapt its route network in a dynamic manner, PRASK grew by 30% in 2Q14 over 2Q13, and yield expanded by 17%.

Debt Amortization Schedule

GOL’s loans and financing amortization profile, excluding interest and financial leasing, underlines the Company’s continuing commitment to reducing its short-term financial obligations.

Debt Amortization Schedule (2Q14)

Debt Amortization Schedule (Pro-Forma) ¹

¹Considers the following subsequent events: the Smiles S.A. debenture issue and the US$187.1 million tender offer.

Operational Fleet and Fleet Plan

Fleet Plan (End of Period)	2014	2015	2016	>2016	Total
Fleet	137	140	140
Aircraft Commitments (R$ million)*	-	1,098	1,149	30,459	32,705
Pre-Delivery Payments (R$ million)	88	240	128	4,021	4,476
Total (R$ million)	88	1,338	1,276	34,479	37,181

* Considers aircraft list price

Fleet (End of Period)	2Q14	2Q13	Var.	1Q14	Var.
Boeing 737-NG Family	146	135	11	147	-1
737-800 NG**	110	98	12	111	-1
737-700 NG	36	37	-1	36	0
737-300 Classic*	3	9	-6	7	-4
767-300/200*	1	1	-	1	-
Total*
Financial Leasing	46	46	-	46	-
Operational Leasing	101	90	11	102	-1

* Non-operational aircraft

                **Includes 5 aircraft being returned and 8 sub-leased aircraft

The Company ended the quarter with an operational fleet of 133 B737-700 NG and B737-800 NG aircraft, due to the sub-leasing of 8 aircraft to European airlines. The other 5 aircraft were in the process of being returned to their lessors, giving a total fleet of 146, as shown in the above table. The average age of the fleet is 7.1 years.

Of the 46 aircraft under finance leases, 40 have a purchase option when their leasing contracts expire. In 2Q14, the Company took delivery of 3 aircraft under operating lease contracts, and returned another 4 under operating lease, as well as 4 aircraft from Webjet’s fleet. On June 30, 2014, the Company had 130 firm aircraft acquisition orders with Boeing.

The portion financed through long-term loans with the U.S. Ex-Im Bank corresponds to 85% of the total aircraft cost. Other agents finance acquisitions with similar or higher rates, sometimes reaching 100%. The Company pays for its aircraft acquisitions with its own resources, loans, cash flow from operations, short and long-term credit lines and financing by the supplier.

Capex GOL invested R$194 million in 2Q14. For more details on changes in property, plant and equipment, see Note 16 to the financial statements.

Financial Guidance – 2014

2014 Financial Projections	From	To	Actual 6M14
Brazilian GDP Growth	1.5%	2.0%	-
Annual Change in RASK	Equal to or above 10%		24%
Annual Change in Domestic Supply (ASK)	-3%	-1%	-2.2%
Annual Change in International Supply (ASK)	Until +8%		4.3%
Annual Change in CASK ex-fuel	Equal to or less than 10%		27.5%
Average Exchange Rate (R$/US$)	2.50	2.40	2.30
Jet Fuel Price (QAV)*	2.85	2.70	2.56
Operating Margin (EBIT)	3%	6%	3.7%

Due to the impact of the adverse macroeconomic scenario, GOL may revise its guidance to incorporate any developments in its operating and financial performance, as well as any changes in interest, FX, GDP and WTI and Brent oil price trends. GOL is maintaining its previously published financial guidance for 2014.

Audit committee statement

The Audit Committee of GOL LINHAS AÉREAS INTELIGENTES S.A., in accordance with its bylaws and legal provisions, examined the Interim Financial Information for the period ended June 30, 2014. Based on the examinations performed, considering also the report of the independent auditors - Deloitte Touche Tohmatsu, dated August 12, 2014, and the information and explanations received during the period, opines that these documents are able to be appreciated by the Board Shareholder’s Meeting.

São Paulo, August 12, 2014.

Richard F. Lark

Member of the Audit Committee

Antônio Kandir

Member of the Audit Committee

Luiz Kaufmann

Member of the Audit Committee

Directors' statement on the interim financial information

FOR THE PURPOSES OF ARTICLE 25, §1, Subsection VI, of INSTRUÇÃO CVM 480/09.

In accordance with Instrução CVM 480/09, the Directors declare that discussed, reviewed and agreed with the Interim Financial Information for the period ended June 30, 2014.

São Paulo, August 12, 2014.

Paulo Sérgio Kakinoff

Chief Executive Officer

Edmar Prado Lopes Neto

Vice President and Investor Relations Officer

Directors' statement on the report of the independent auditors

FOR THE PURPOSES OF ARTICLE 25, §1, Subsection VI, of INSTRUÇÃO CVM 480/09.

In accordance with Instrução CVM 480/09, the Directors declare that discussed, reviewed and agreed with the Report on Review of Interim Financial Information for the three-month period ended June 30, 2014.

São Paulo, August 12, 2014.

Paulo Sérgio Kakinoff

Chief Executive Officer

Edmar Prado Lopes Neto

Vice President and Investor Relations Officer

(A free translation from the original in Portuguese into English)

Report on the review of interim financial information

To

The Shareholders, Board of Directors and Officers

Gol Linhas Aéreas Inteligentes S.A.

São Paulo - SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Gol Linhas Aéreas Inteligentes S.A. (“Company”), identified as Company and Consolidated, respectively, contained in the Quarterly Information (ITR) for the quarter ended June 30, 2014, which comprises the balance sheet as at June 30, 2014 and the related statement of operations and statement of comprehensive income (loss) for the quarter and six-month period then ended, and the statement of changes in equity and statement of cash flows for the quarter and six-month period then ended, and a summary of significant accounting practices and other explanatory notes.

Company management is responsible for the preparation of interim individual financial information in accordance with the Technical Pronouncement of the Accounting

Pronouncements Committee (CPC) 21 (R1) – Interim Financial Reporting and the consolidated interim financial information in accordance with CPC 21 (R1) and IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the presentation of these information in compliance with the rules issued by the Brazilian Securities Commission (“CVM”), applicable to the preparation of Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review according to the Brazilian and international review standards of interim financial information (NBC TR 2410 – Review of Interim Financial

Information Performed by the Independent Auditor of the Entity, and ISRE 2410 -

Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of inquiries, mainly of the people responsible for the financial and accounting matters, and the application of analytical and other review procedures. The scope of a review is significantly narrower than that of an audit conducted in accordance with audit standards and, accordingly, it did not permit us to obtain assurance that we took notice of all significant matters that could have been raised in an audit. Therefore, we did not express an audit opinion.

Conclusion on the interim financial information

Based on our review, we are not aware of any fact that makes us believe that the individual and consolidated interim financial information included in the Quarterly Information referred above was not prepared, in all material respects, in accordance with CPC 21 (R1) applicable to the preparation of Quarterly Information (ITR), and presented in compliance with the rules issued by the CVM.

(A free translation from the original in Portuguese into English)

Other matters

Statements of value added

We have also reviewed the individual and consolidated statement of value added (SVA) for the six-month period ended June 30, 2014, prepared under the responsibility of the Company’s management, the presentation of which in the interim financial information is required by the rules of the CVM applicable to Quarterly Information (ITR), and as supplementary information under IFRS, whereby no statement of value added presentation is required. These statements have been subject to the same review procedures previously described and, based on our review, we are not aware of any fact that makes us believe that they were not prepared, in all material respects, according to the individual and consolidated interim financial information taken as a whole.

Audit and review of the amounts corresponding to prior year and period

The amounts correspondent to balance sheets for the year ended December 31, 2013 and the statements of operations, of comprehensive income, of changes in shareholders’ equity, of cash flows and of value added for the three and six-months period ended June 30, 2013 presented for comparison purposes, were previously audited and reviewed, respectively, by other independent accountants, who issued an unmodified opinion dated March 25, 2014 and review report of quarterly information dated August 12, 2013.

São Paulo, August 12, 2014.

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP015199/O-6

Luiz Carlos Passetti                                                   Vanessa R. Martins

Accountant CRC-1SP144343/O-3                           Accountant CRC-1SP244569/O

GOL Linhas Aéreas Inteligentes S.A.

Company Profile / Subscribed Capital

Number of shares	Current Year
06/30/2014
Paid-in capital	143,858,204
Preferred	135,009,316
Total	278,867,520
Treasury	2,146,725
Total	2,146,725

Individual Financial Statements / Statement of Financial Position - Assets

(In thousands of Brazilian Reais)

Line code	Line item	Current Year 06/30/2014	Prior Year 12/31/2013
1	Total assets	2,633,109	2,513,648
1.01	Current assets	915,336	363,767
1.01.01	Cash and cash equivalents	905,047	343,793
1.01.02	Short-term investments	54	2,524
1.01.06	Recoverable taxes	10,207	9,991
1.01.07	Prepaid expenses	21	438
1.01.08	Other current assets	7	7,021
1.01.08.01	Noncurrent assets for sale	7	7
1.01.08.01.01	Restricted cash	7	7
1.01.08.03	Others	-	7,014
1.02	Noncurrent assets	1,717,773	2,149,881
1.02.01	Long-term assets	165,956	174,900
1.02.01.06	Taxes	71,272	84,567
1.02.01.06.01	Deferred taxes	19,016	29,569
1.02.01.06.02	Recoverable taxes	52,256	54,998
1.02.01.08	Related-party transactions	50,328	49,961
1.02.01.08.04	Other related-party transactions	50,328	49,961
1.02.01.09	Other noncurrent assets	44,356	40,372
1.02.01.09.03	Deposits	23,221	20,170
1.02.01.09.04	Restricted cash	21,135	20,202
1.02.02	Investments	807,913	1,084,149
1.02.03	Property, plant and equipment	743,904	890,832

Individual Financial Statements / Statement of Financial Position - Liabilities

(In thousands of Brazilian Reais)

Line code	Line item	Current Year 06/30/2014	Prior Year 12/31/2013
2	Total liabilities	2,633,109	2,513,648
2.01	Current liabilities	65,679	84,710
2.01.01	Salaries, wages and benefits	390	1,092
2.01.01.02	Salaries, wages and benefits	390	1,092
2.01.02	Suppliers	385	3,769
2.01.03	Taxes payable	1,491	1,246
2.01.04	Short-term debt	62,640	47,488
2.01.05	Other liabilities	773	31,115
2.01.05.02	Other	773	31,115
2.01.05.02.04	Other liabilities	773	800
2.01.05.02.05	Derivative transactions	-	30,315
2.02	Noncurrent liabilities	2,082,320	1,778,012
2.02.01	Long-term debt	1,948,033	1,651,494
2.02.02	Other liabilities	134,287	126,518
2.02.02.01	Liabilities with related-party transactions	121,580	113,741
2.02.02.02	Other	12,707	12,777
2.02.02.02.03	Taxes payable	12,707	12,777
2.03	Shareholder’s equity	485,110	650,926
2.03.01	Capital	2,586,059	2,469,623
2.03.01.01	Issued capital	2,501,653	2,501,574
2.03.01.02	Cost on issued shares	(31,951)	(31,951)
2.03.01.03	Shares to be issue	116,357	-
2.03.02	Capital reserves	159,714	156,688
2.03.02.01	Premium on issue of shares	32,387	32,387
2.03.02.02	Special reserve	70,979	70,979
2.03.02.05	Treasury shares	(32,116)	(32,116)
2.03.02.07	Share-based payments	88,464	85,438
2.03.05	Accumulated losses	(2,873,726)	(2,568,353)
2.03.06	Equity valuation adjustments	613,063	592,968
2.03.06.01	Other comprehensive income	(74,839)	(18,162)
2.03.06.02	Change in equity through public offer	687,902	611,130

Individual Financial Statements / Statements of Operations

(In thousands of Brazilian Reais)

		Current Quarter	Current Year	Same Quarter Prior Year	Prior Year YTD
Line code	Line item	04/01/2014 to 06/30/2014	01/01/2014 to 06/30/2014	04/01/2013 to 06/30/2013	01/01/2013 to 06/30/2013
3.04	Operating expenses/revenues	(178,031)	(328,441)	(280,035)	(356,012)
3.04.02	General and administrative expenses	(2,690)	(7,503)	(5,141)	(9,996)
3.04.04	Other operating income	26,700	75,073	28,916	66,708
3.04.06	Equity in subsidiaries	(202,041)	(396,011)	(303,810)	(412,724)
3.05	Result before income taxes and financial result	(178,031)	(328,441)	(280,035)	(356,012)
3.06	Financial result	3,865	23,086	(166,746)	(165,959)
3.06.01	Financial income	49,187	132,960	(119,670)	(82,406)
3.06.01.01	Financial income	6,491	8,626	5,013	11,248
3.06.01.02	Exchange variation, net	42,696	124,334	(124,683)	(93,654)
3.06.02	Financial expenses	(45,322)	(109,874)	(47,076)	(83,553)
3.07	Result before income taxes	(174,166)	(305,355)	(446,781)	(521,971)
3.08	Income taxes	(12)	(18)	(2,740)	(2,840)
3.08.01	Current	-	-	(1,885)	(1,985)
3.08.02	Deferred	(12)	(18)	(855)	(855)
3.09	Result from continuing operations, net	(174,178)	(305,373)	(449,521)	(524,811)
3.11	Net loss for the period	(174,178)	(305,373)	(449,521)	(524,811)

Individual Statements of Comprehensive Income

(In thousands of Brazilian Reais)

		Current Quarter	Current Year	Same Quarter Prior Year	Prior Year YTD
Line code	Line item	04/01/2014 to 06/30/2014	01/01/2014 to 06/30/2014	04/01/2013 to 06/30/2013	01/01/2013 to 06/30/2013
4.01	Net loss for the period	(174,178)	(305,373)	(449,521)	(524,811)
4.02	Other comprehensive income	(26,966)	(56,677)	22,308	29,296
4.02.01	Cash flow hedges	(40,857)	(85,874)	33,800	44,388
4.02.02	Tax effect	13,891	29,197	(11,492)	(15,092)
4.03	Comprehensive loss for the period	(201,144)	(362,050)	(427,213)	(495,515)

Individual Financial Statements / Statements of Cash Flows - Indirect Method

(In thousands of Brazilian Reais)

		Current Quarter	Same Quarter Prior Year
Line code	Line item	04/01/2014 to 06/30/2014	04/01/2013 to 06/30/2013
6.01	Net cash used in operating activities	23,018	231,350
6.01.01	Cash flows from operating activities	311,866	559,844
6.01.01.02	Deferred taxes	18	855
6.01.01.03	Equity in subsidiaries	396,011	412,724
6.01.01.04	Share-based payments	3,026	2,702
6.01.01.05	Exchange and monetary variations, net	(126,056)	137,027
6.01.01.06	Interest on loans	88,553	25,872
6.01.01.07	Interest paid	(65,538)	(25,797)
6.01.01.08	Income tax paid	-	(1,216)
6.01.01.09	Unrealized results of hedge, net	15,852	7,677
6.01.02	Changes assets and liabilities	16,525	196,317
6.01.02.02	Financial applications used for trading	2,470	173,359
6.01.02.03	Deposits	(3,051)	(815)
6.01.02.04	Prepaid expenses and recoverable taxes	13,477	4,573
6.01.02.05	Other assets	7,014	17,097
6.01.02.06	Suppliers	(3,384)	3,950
6.01.02.07	Tax obligations	175	(2,693)
6.01.02.08	Salaries, wages and benefits	(702)	163
6.01.02.10	Other obligations	526	683
6.01.03	Other	(305,373)	(524,811)
6.01.03.01	Net loss for the period	(305,373)	(524,811)
6.02	Net cash used in investing activities	(4,899)	(307,006)
6.02.01	Advance for future capital increase	(290,215)	(224,689)
6.02.02	Credit with related parties	(367)	-
6.02.03	Restricted cash	(933)	(19,181)
6.02.04	Property, plant and equipment acquisition	-	(63,136)
6.02.05	Capital increase on subsidiary	(2,367)	-
6.02.06	Gains on investment sale, net	61,362	-
6.02.07	Advance for property, plant and equipment acquisition	146,928	-
6.02.08	Dividends received by subsidiary	80,693	-
6.03	Net cash generated by financing activities	543,135	(81,358)
6.03.02	Loan and lease payment	(44,612)	-
6.03.03	Credit with related parties	467,212	(86,478)
6.03.04	Disposal of treasury shares	-	3,235
6.03.05	Capital increase	79	1,885
6.03.07	Shares to be issued	116,357	-
6.03.08	Gains due to change on investment	4,099	-
6.05	Net increase (decrease) in cash and cash equivalents	561,254	(157,014)
6.05.01	Cash and cash equivalents at beginning of the period	343,793	247,145
6.05.02	Cash and cash equivalents at end of the period	905,047	90,131

Individual Financial Statements / Statements of Changes in Equity - From 01/01/2014 to 06/30/2014

(In thousands of Brazilian Reais)

Line code	Line item	Capital stock	Capital reserves, options granted and treasury shares	Accumulated losses	Other comprehensive income	Total consolidated equity
5.01	Opening balance	2,469,623	767,818	(2,568,353)	(18,162)	650,926
5.03	Adjusted balance	2,469,623	767,818	(2,568,353)	(18,162)	650,926
5.04	Shareholders’ capital transactions	116,436	76,772	-	-	193,208
5.04.01	Capital increase	79	-	-	-	79
5.04.11	Shares to be issued	116,357	-	-	-	116,357
5.04.12	Gains on change on investment	-	2,802	-	-	2,802
5.04.13	Gains on investment sold – G.A. Smiles	-	73,970	-	-	73,970
5.05	Total comprehensive result	-	3,026	(305,373)	(56,677)	(359,024)
5.05.01	Net loss for the period	-	-	(305,373)	-	(305,373)
5.05.02	Other comprehensive income	-	3,026	-	(56,677)	(53,651)
5.05.02.07	Other comprehensive result, net	-	-	-	(56,677)	(56,677)
5.05.02.08	Share-based payments	-	3,026	-	-	3,026
5.07	Closing balance	2,586,059	847,616	(2,873,726)	(74,839)	485,110

Individual Financial Statements / Statement of Changes in Equity - From 01/01/2013 to 06/30/2013

(In thousands of Brazilian Reais)

Line code	Line item	Capital stock	Capital reserves, options granted and treasury shares	Accumulated losses	Other comprehensive income	Total consolidated equity
5.01	Opening balance	2,467,738	105,478	(1,771,806)	(68,582)	732,828
5.03	Adjusted balance	2,467,738	105,478	(1,771,806)	(68,582)	732,828
5.04	Shareholders’ capital transactions	-	617,628	-	-	617,628
5.04.08	Treasury shares sold	-	3,235	-	-	3,235
5.04.09	Share-based payments	-	3,351	-	-	3,351
5.04.10	Change on equity through public offer	-	611,042	-	-	611,042
5.05	Total comprehensive income	1,885	-	(524,811)	29,296	(493,630)
5.05.01	Net loss for the period	-	-	(524,811)	-	(524,811)
5.05.02	Other comprehensive income	1,885	-	-	29,296	31,181
5.05.02.06	Capital increase by exercise of stock options	1,885	-	-	-	1,885
5.05.02.07	Other comprehensive income, net	-	-	-	29,296	29,296
5.07	Closing balance	2,469,623	723,106	(2,296,617)	(39,286)	856,826

Individual Financial Statements / Statements of Value Added

(In thousands of Brazilian Reais)

		Current YTD	Prior Year YTD
Line code	Line item	01/01/2014 to 06/30/2014	01/01/2013 to 06/30/2013
7.01	Revenues	74,385	66,708
7.01.02	Other revenue	74,385	66,708
7.01.02.02	Other operational revenue	74,385	66,708
7.02	Acquired from third parties	(4,049)	(6,315)
7.02.02	Materials, energy, third-party services and other	(4,049)	(6,315)
7.03	Gross value added	70,336	60,393
7.05	Added value produced	70,336	60,393
7.06	Value added received in transfer	(387,385)	(401,476)
7.06.01	Equity in subsidiaries	(396,011)	(412,724)
7.06.02	Finance income	8,626	11,248
7.07	Total wealth for distribution	(317,049)	(341,083)
7.08	Wealth for distribution	(317,049)	(341,083)
7.08.01	Employees	2,926	3,643
7.08.02	Taxes	(142)	2,878
7.08.03	Third party capital remuneration	(14,460)	177,207
7.08.03.03	Other	(14,460)	177,207
7.08.03.03.01	Financiers	(14,460)	177,207
7.08.04	Return on own capital	(305,373)	(524,811)
7.08.04.03	Loss for the period	(305,373)	(524,811)

Consolidated Financial Statements / Statement of Financial Position - Assets

(In thousands of Brazilian Reais)

Line code	Line item	Current Year 06/30/2014	Prior Year 12/31/2013
1	Total assets	10,256,690	10,638,448
1.01	Current assets	3,357,238	3,565,709
1.01.01	Cash and cash equivalents	2,450,393	1,635,647
1.01.02	Short-term investments	143,362	1,244,034
1.01.02.01	Short-term investments at fair value	143,362	1,244,034
1.01.02.01.03	Restricted cash	7	88,417
1.01.02.01.04	Short-term investments	143,355	1,155,617
1.01.03	Trade receivables	466,826	324,821
1.01.04	Inventories	147,729	117,144
1.01.06	Recoverable taxes	30,936	52,124
1.01.07	Prepaid expenses	79,171	80,655
1.01.08	Other current assets	38,821	111,284
1.01.08.03	Others	38,821	111,284
1.01.08.03.03	Other credits	38,821	62,350
1.01.08.03.04	Rights on derivatives transactions	-	48,934
1.02	Noncurrent assets	6,899,452	7,072,739
1.02.01	Long-term assets	1,647,733	1,606,390
1.02.01.06	Taxes	533,095	561,694
1.02.01.06.01	Deferred Taxes	465,251	488,157
1.02.01.06.02	Recoverable taxes	67,844	73,537
1.02.01.07	Prepaid expenses	22,386	26,526
1.02.01.09	Other noncurrent assets	1,092,252	1,018,170
1.02.01.09.03	Restricted cash	226,539	166,039
1.02.01.09.04	Deposits	844,295	847,708
1.02.01.09.05	Other credits	21,418	4,423
1.02.02	Investments	8,775	-
1.02.03	Property, plant and equipment	3,517,216	3,772,159
1.02.03.01	Property, plant and equipment in operation	1,361,784	1,596,462
1.02.03.01.01	Other flight equipment	915,732	987,310
1.02.03.01.02	Advances for property, plant and equipment acquisition	314,331	467,763
1.02.03.01.04	Others	131,721	141,389
1.02.03.02	Property, plant and equipment under leasing	2,155,432	2,175,697
1.02.03.02.01	Property, plant and equipment under financial leasing	2,155,432	2,175,697
1.02.04	Intangible	1,725,728	1,694,190
1.02.04.01	Intangible	1,165,563	1,151,888
1.02.04.02	Goodwill	560,165	542,302

Consolidated Financial Statements / Statement of Financial Position - Liabilities

(In thousands of Brazilian Reais)

Line code	Line item	Current Year 06/30/2014	Prior Year 12/31/2013
2	Total liabilities	10,256,690	10,638,448
2.01	Current liabilities	3,368,462	3,446,791
2.01.01	Salaries, wages and benefits	256,201	233,584
2.01.01.02	Salaries, wages and benefits	256,201	233,584
2.01.02	Suppliers	498,760	502,919
2.01.03	Taxes payable	75,637	94,430
2.01.04	Short-term debt	531,651	440,834
2.01.05	Other liabilities	1,849,929	1,975,553
2.01.05.02	Others	1,849,929	1,975,553
2.01.05.02.04	Tax and landing fees	300,127	271,334
2.01.05.02.05	Advance ticket sales	1,129,699	1,219,802
2.01.05.02.06	Customer loyalty programs	208,650	195,935
2.01.05.02.07	Advances from customers	43,700	167,759
2.01.05.02.08	Other liabilities	125,613	90,408
2.01.05.02.09	Liabilities from derivative transactions	42,140	30,315
2.01.06	Provisions	156,284	199,471
2.02	Noncurrent liabilities	5,795,506	5,973,157
2.02.01	Long-term debt	4,875,317	5,148,551
2.02.02	Other liabilities	671,645	541,703
2.02.02.02	Others	671,645	541,703
2.02.02.02.03	Customer loyalty programs	496,013	456,290
2.02.02.02.04	Advances from customers	383	3,645
2.02.02.02.05	Tax obligations	62,869	61,038
2.02.02.02.06	Other liabilities	112,380	20,730
2.02.04	Provisions	248,544	282,903
2.03	Consolidated equity	1,092,722	1,218,500
2.03.01	Capital	2,472,731	2,356,295
2.03.01.01	Issued capital	2,501,653	2,501,574
2.03.01.02	Cost on issued shares	(145,279)	(145,279)
2.03.01.03	Shares to be issue	116,357	-
2.03.02	Capital reserves	159,714	156,688
2.03.02.01	Premium on issue of shares	32,387	32,387
2.03.02.02	Special reserve	70,979	70,979
2.03.02.05	Treasury shares	(32,116)	(32,116)
2.03.02.07	Share-based payments	88,464	85,438
2.03.05	Accumulated losses	(2,760,398)	(2,455,025)
2.03.06	Equity valuation adjustments	613,063	592,968
2.03.06.01	Equity valuation adjustments	(74,839)	(18,162)
2.03.06.02	Gains on capital	687,902	611,130
2.03.09	Participation of non-controlling Company’s shareholders	607,612	567,574

Consolidated Financial Statements /Statements of Operations

(In thousands of Brazilian Reais)

		Current Quarter	Current Year	Same Quarter Prior Year	Prior Year YTD
Line code	Line item	04/01/2014 to 06/30/2014	01/01/2014 to 06/30/2014	04/01/2013 to 06/30/2013	01/01/2013 to 06/30/2013
3.01	Sales and services revenue	2,381,289	4,874,688	1,914,825	3,997,501
3.01.01	Passenger	2,131,409	4,415,697	1,722,561	3,628,668
3.01.02	Cargo and other	249,880	458,991	192,264	368,833
3.02	Cost of sales and/or services	(1,969,514)	(4,017,722)	(1,719,847)	(3,476,469)
3.03	Gross profit	411,775	856,966	194,978	521,032
3.04	Operating expenses	(373,927)	(674,668)	(230,056)	(454,935)
3.04.01	Sales expenses	(225,549)	(425,400)	(144,523)	(306,784)
3.04.01.01	Marketing expenses	(225,549)	(425,400)	(144,523)	(306,784)
3.04.02	General and administrative expenses	(174,117)	(322,934)	(108,140)	(214,853)
3.04.04	Other operating income	26,700	75,073	22,607	66,702
3.04.06	Equity in subsidiaries	(961)	(1,407)	-	-
3.05	Income before taxes and financial result	37,848	182,298	(35,078)	66,097
3.06	Financial result	(105,695)	(299,477)	(424,979)	(531,907)
3.06.01	Financial income	118,703	278,942	(210,890)	(94,323)
3.06.01.01	Financial income	68,312	171,064	122,795	180,208
3.06.02.02	Exchange variation, net	50,391	107,878	(333,685)	(274,531)
3.06.02	Financial expenses	(224,398)	(578,419)	(214,089)	(437,584)
3.07	Loss before income taxes	(67,847)	(117,179)	(460,057)	(465,810)
3.08	Tax expenses	(77,133)	(123,947)	27,103	(42,434)
3.08.01	Current	(34,799)	(74,055)	(10,968)	(28,372)
3.08.02	Deferred	(42,334)	(49,892)	38,071	(14,062)
3.09	Net loss from continuing operations	(144,980)	(241,126)	(432,954)	(508,244)
3.11	Net loss for the period	(144,980)	(241,126)	(432,954)	(508,244)
3.11.01	Attributable to Company’ hareholders	(174,178)	(305,373)	(449,521)	(524,811)
3.11.02	Attributable to non-controlling Company’ shareholders	29,198	64,247	16,567	16,567

Consolidated Statements of Comprehensive Income

(In thousands of Brazilian Reais)

		Current Quarter	Current Year	Same Quarter Prior Year	Prior Year YTD
Line code	Line item	04/01/2014 to 06/30/2014	01/01/2014 to 06/30/2014	04/01/2013 to 06/30/2013	01/01/2013 to 06/30/2013
4.01	Net loss for the period	(144,980)	(241,126)	(432,954)	(508,244)
4.02	Other comprehensive income (loss)	(26,966)	(56,677)	22,308	29,296
4.02.01	Cash flow hedges	(40,857)	(85,874)	33,800	44,388
4.02.02	Tax effect	13,891	29,197	(11,492)	(15,092)
4.03	Comprehensive income for the period	(171,946)	(297,803)	(410,646)	(478,948)
4.03.01	Attributable to Company’ shareholders	(201,144)	(362,050)	(427,213)	(495,515)
4.03.02	Attributable to non-controlling Company’ shareholders	29,198	64,247	16,567	16,567

Consolidated Financial Statements / Statements of Cash Flows - Indirect Method

(In thousands of Brazilian Reais)

		Current Quarter	Same Quarter Prior Year
Line code	Line item	04/01/2014 to 06/30/2014	04/01/2013 to 06/30/2013
6.01	Net cash provided by operating activities	683,166	(584,835)
6.01.01	Cash flows from operating activities	463,232	833,752
6.01.01.01	Depreciation and amortization	259,561	227,155
6.01.01.02	Allowance for doubtful accounts	7,757	16,393
6.01.01.03	Provisions for judicial deposits	2,541	8,073
6.01.01.04	Reversion for inventory obsolescence	(1)	(8,289)
6.01.01.05	Deferred taxes	49,892	14,062
6.01.01.06	Share-based payments	4,186	3,692
6.01.01.07	Exchange and monetary variations, net	(111,061)	328,784
6.01.01.08	Interest on loans and financial lease	148,074	105,006
6.01.01.09	Unrealized hedge results	15,852	24,765
6.01.01.11	Mileage program	52,438	93,985
6.01.01.12	Write-off property, plant and equipment and intangible assets	40	20,126
6.01.01.14	Result share plan provision	32,546	-
6.01.01.15	Equity in subsidiary	1,407	-
6.01.02	Changes in assets and liabilities	461,060	(893,776)
6.01.02.01	Accounts receivable	(149,762)	(44,105)
6.01.02.02	Financial aplications used for trading	1,012,262	(818,486)
6.01.02.03	Inventories	(30,585)	(1,888)
6.01.02.04	Deposits	(34,275)	(54,439)
6.01.02.05	Prepaid expenses, insurance and tax recoverable	36,452	(18,634)
6.01.02.06	Other assets	6,534	29,452
6.01.02.07	Suppliers	(42,625)	(96,863)
6.01.02.08	Advanced ticket sales	(90,103)	122,289
6.01.02.09	Obligations from derivative operations	5,200	(21,337)
6.01.02.10	Advances from customers	(127,321)	285,725
6.01.02.11	Salaries, wages and benefits	(9,929)	2,194
6.01.02.12	Taxes and landing fees	28,793	(1,299)
6.01.02.13	Taxes payable	62,246	16,800
6.01.02.14	Provisions	(87,995)	(137,905)
6.01.02.15	Other liabilities	125,716	(5,543)
6.01.02.16	Interest paid	(167,065)	(129,127)
6.01.02.17	Income tax paid	(76,483)	(20,610)
6.01.03	Others	(241,126)	(524,811)
6.01.03.01	Net loss for the period	(241,126)	(524,811)
6.02	Net cash used in investing activities	84,551	(98,751)
6.02.03	Restricted cash	27,910	23,025
6.02.04	Property, plant and equipment	(125,724)	(112,494)
6.02.05	Intangible	(24,319)	(9,282)
6.02.06	Investment acquisition	(12,500)	-
6.02.07	Gains on investment sale, net	65,752	-
6.02.08	Advance for property, plant and equipment acquisition	153,432	-
6.03	Net cash generated by financing activities	156,609	1,085,973
6.03.01	Loan funding	295,719	397,600
6.03.02	Loan payment	(73,304)	(318,175)
6.03.03	Disposal of treasury shares	-	3,235
6.03.04	Capital increase	1,235	1,885
6.03.06	Financial leases payment	(122,355)	(94.525)
6.03.07	Capital increase in subsidiary	-	1,095,953
6.03.08	Dividends paid	(67,409)	-
6.03.09	Shares to be issued	117,249	-
6.03.10	Gains due to change on investment	5,474	-
6.04	Exchange variation on cash and cash equivalents	(109,580)	(15,848)
6.05	Net increase in cash and cash equivalents	814,746	386,539
6.05.01	Cash and cash equivalents at beginning of the period	1,635,647	775,551
6.05.02	Cash and cash equivalents at end of the period	2,450,393	1,162,090

Consolidated Financial Statements / Statements of Changes in Equity - From 01/01/2014 to 06/30/2014

(In thousands of Brazilian Reais)

Line code	Line item	Capital Stock	Capital reserves, Options Granted and Treasury Shares	Accumulated Losses	Other Comprehensive Income	Consolidated Equity	Non-controlling Interests	Total Consolidated Equity
5.01	Opening balance	2,356,295	767,818	(2,455,025)	(18,162)	650,926	567,574	1,218,500
5.03	Adjusted opening balance	2,356,295	767,818	(2,455,025)	(18,162)	650,926	567,574	1,218,500
5.04	Shareholders’ capital transactions	116,436	79,798	-	-	196,234	(24,209)	172,025
5.04.08	Capital increase	79	-	-	-	79	1,158	1,237
5.04.11	Shares to be issue	116,357	-	-	-	116,357	892	117,249
5.04.12	Share-based payments	-	3,026	-	-	3,026	529	3,555
5.04.13	Dividends paid	-	-	-	-	-	(67,409)	(67,409)
5.04.14	Gains on investment sold	-	2,802	-	-	2,802	2,672	5,474
5.04.15	Gains on investment sold – G.A Smiles	-	73,970	-	-	73,970	37,949	111,919
5.05	Total comprehensive result	-	-	(305,373)	(56,677)	(362,050)	64,247	(297,803)
5.05.01	Net loss for the period	-	-	(305,373)	-	(305,373)	64,247	(241,126)
5.05.02	Other comprehensive result	-	-	-	(56,677)	(56,677)	-	(56,677)
5.05.02.08	Other comprehensive result, net	-	-	-	(56,677)	(56,677)	-	(56,677)
5.07	Closing balance	2,472,731	847,616	(2,760,398)	(74,839)	485,110	607,612	1,092,722

Consolidated Financial Statements / Statement of Changes in Equity - From 01/01/2013 to 12/31/2013

(In thousands of Brazilian Reais)

Line code	Line item	Capital stock	Capital reserves, Options Granted and Treasury Shares	Accumulated Losses	Other Comprehen-sive Income	Consolidated Equity	Non-controlling Interests	Total Consolidated Equity
5.01	Opening balance	2,354,410	105,478	(1,658,478)	(68,582)	732,828	-	732,828
5.03	Adjusted balance	2,354,410	105,478	(1,658,478)	(68,582)	732,828	-	732,828
5.04	Shareholders capital transactions	1,885	617,628	-	-	619,513	485,252	1,104,765
5.04.08	Capital increase by the exercise of stock options	1,885	3,351	-	-	5,236	341	5,577
5.04.09	Treasury shares sold	-	3,235	-	-	3,235	-	3,235
5.04.10	Change on equity through public offer	-	611,042	-	-	611,042	484,911	1,095,953
5.05	Total comprehensive income	-	-	(524,811)	29,296	(495,515)	16,567	(478,948)
5.05.02	Other comprehensive income	-	-	(524,811)	29,296	(495,515)	16,567	(478,948)
5.05.02.07	Net loss for the period	-	-	(524,811)	-	(524,811)	16,567	(508,244)
5.05.02.08	Other comprehensive income, net	-	-	-	29,296	29,296	-	29,296
5.07	Closing balance	2,356,295	723,106	(2,183,289)	(39,286)	856,826	501,819	1,358,645

Consolidated Financial Statements / Statements of Value Added

(In thousands of Brazilian Reais)

		Current YTD	Prior Year YTD
Line code	Line item	01/01/2014 to 06/30/2014	01/01/2013 to 06/30/2013
7.01	Revenues	5,232,910	4,294,921
7.01.02	Other revenue	5,229,487	4,301,260
7.01.02.01	Passengers, cargo and other	5,154,414	4,234,558
7.01.02.02	Other operating income	75,073	66,702
7.01.04	Allowance (reversal) for doubtful accounts	3,423	(6,339)
7.02	Acquired from third parties	(3,438,764)	(2,842,579)
7.02.02	Material, power, third-party services and other	(1,161,845)	(890,733)
7.02.04	Other	(2,276,919)	(1,951,846)
7.02.04.01	Suppliers of fuel and lubrificants	(1,941,598)	(1,748,525)
7.02.04.02	Aircraft insurance	(9,661)	(10,240)
7.02.04.03	Sales and advertising	(325,660)	(193,081)
7.03	Gross value added	1,794,146	1,452,342
7.04	Retentions	(259,561)	(227,152)
7.04.01	Depreciation, amortization and exhaustion	(259,561)	(227,152)
7.05	Added value produced	1,534,585	1,225,190
7.06	Value added received in transfer	169,657	180,208
7.06.01	Equity in subsidiaries	(1,407)	-
7.06.02	Finance income	171,064	180,208
7.07	Total wealth for distribution	1,704,242	1,405,398
7.08	Wealth for distribution	1,704,242	1,405,398
7.08.01	Employees	631,437	599,038
7.08.02	Taxes	417,395	294,065
7.08.03	Third-party capital remuneration	896,536	1,020,539
7.08.03.03	Other	896,536	1,020,539
7.08.03.03.01	Financiers	896,536	712,115
7.08.03.03.02	Lessors	-	308,424
7.08.04	Return on own capital	64,247	16,567
7.08.04.04	Non-controlling interests	64,247	16,567
7.08.05	Other	(305,373)	(524,811)
7.08.05.01	Loss for the period	(305,373)	(524,811)

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

June 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

1.     General information

Gol Linhas Aéreas Inteligentes S.A. (“Company” or “GLAI”) is a publicly-listed company incorporated in accordance with the Brazilian Corporate Laws, organized on March 12, 2004. The Company is engaged in controlling its wholly-owned subsidiary (i) VRG Linhas Aéreas S.A. (“VRG”), and through its subsidiaries or affiliates, essentially exploring: (a) regular and non-regular air transportation services of passengers, cargo and mailbags, domestically or internationally, according to the concessions granted by the competent authorities; (b) complementary activities of air transport service provided in its bylaws; and (ii) Smiles S.A., which mainly operates: (a) the development and management of its own or third party’s customer loyalty program, and (b) sale of redemption rights of awards related to the loyalty program.

Additionally, GLAI is the direct parent Company of the subsidiaries GAC Inc. (“GAC”), Gol Finance (“Finance”). Gol LuxCo S.A. (“Gol LuxCo”), Gol Dominicana Lineas Aereas SAS (“Gol Dominicana”) and indirect parent Company of the subsidiary Webjet Linhas Aéreas S.A. ("Webjet").

On February 27, 2014, the Company sold to General Atlantic S.A. (G.A.) the total of 3,433,476 shares of Smiles S.A. through the exercise of stock options in accordance with the investment agreement between the companies dated April 5, 2013 in the amount of R$80,000. As a result of the exercise of the options, the Company decreased its participation in Smiles’ capital, being from 57.3% to 54.5% and remaining as the controlling shareholder. The gain generated by this partial decrease in the investment was recorded in “Gains on change on investment” in equity. This gain is also consists of the reversal of R$46,216 previously classified in equity as derivatives of equity instruments.

The Company’s shares are traded on the New York Stock Exchange (“NYSE”) and on the São Paulo Stock Exchange (“BOVESPA”). The Company entered into an agreement for adoption of Level 2 Differentiated Corporate Governance Practices with the São Paulo Stock Exchange (“BOVESPA”), and is included in the Special Corporate Governance Stock Index (“IGC”) and the Special Tag Along Stock Index (“ITAG”), which were created to identify companies committed to adopt differentiated corporate governance practices.

2.     Approval and summary of significant accounting policies applied in preparing the interim financial information

The interim Financial Information was authorized for issuance at the Board of Directors’ meeting held on August 12, 2014. The Company’s registered Office is at Pça. Comandante Linneu Gomes, s/n, portaria 3, prédio 24, Jardim Aeroporto, São Paulo, Brazil.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

June 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

2.   Approval and summary of significant accounting policies applied in preparing the interim financial information (Continued)

2.1.    Basis of preparation

The Consolidated Interim Financial Information was prepared for the six-month period ended on June 30, 2014 in accordance with International Accounting Standards (IAS) n.34 and technical pronouncement CPC 21 (R1) which comprises the interim financial reporting.

IAS 34 requires the use of certain accounting estimates by Company’s Management. The consolidated interim financial information was prepared based on historical cost, except for certain financial assets and liabilities, which are measured at fair value.

The Individual Interim Financial Information was prepared in accordance with the technical pronouncement CPC 21 (R1) which comprises the interim financial reporting.

The Individual Interim Financial information measures investments in subsidiaries by the equity method, according to Brazilian legislation. Thus, the individual interim financial information is not in accordance with IFRS, which requires the valuation of these investments on the individual financial statements of the Parent Company at fair value or cost.

This Individual and Consolidated Interim Financial Information do not include all the information and disclosure items required in the consolidated annual financial statements and, therefore, it must be read along with the consolidated financial statements referring to the year ended December 31, 2013 filed on March 25, 2014, which were prepared in accordance with Brazilian accounting practices and IFRS. There were no changes in accounting policies adopted druring the period from December 31, 2013 to June 30, 2014.

The shareholder’s equity individual and consolidated quarterly financial information do not present differences on its composition, except in respect of the non-controlling interest in Smiles S.A., highlighted in the consolidated equity.

The non-financial information included on this Individual and Consolidated Interim Financial Information, such as sales volume, agreement information, forecasts, insurance, among others, have not been audited.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

June 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

3.     Seasonality

The Company expects that revenues and profits from its flights reach the highest levels during the summer and winter vacation periods, in January and July, respectively, and during the last two weeks of December, during the season holidays. Given the high portion of fixed costs, this seasonality tends to result in fluctuations in our operational quarter-on-quarter income.

4.     Cash and cash equivalents

	Individual		Consolidated
	06/30/2014	12/31/2013	06/30/2014	12/31/2013
Cash and bank deposits (a)	348,521	320,276	1,055,348	667,985
Cash equivalents	556,526	23,517	1,395,045	967,662
	905,047	343,793	2,450,393	1,635,647

(a)     On January 23, 2014, the Venezuela government announced that the airline companies could request the repatriation of their resources generated by sales in Venezuela through CADIVI ("Comisión de Administración de Divisas") by the official rate of BS 6.30/US$1.00. This rate experienced a level increase and the rate as of June 30, 2014 was BS 10.60/US$1.00. The exchange variation control in Venezuela is determined on a weekly basis by its Federal Reserve (SICAD). Given this increase, the Company recorded a currency depreciation justified by the intention to repatriate its values related to the operations performed in the country from January 2014. The total amount of the cash in Venezuela as of June 30, 2014 is R$464,043, which the portion accrued as an impairment from the Venezuelan Bolívar related to U.S. Dollar was R$134,333 with counterpart on "Foreign exchange variation, net" (see Note 28).

The register is subject to future changes due to the doubtful economic scenario on Vezenuela, with the possibility of new limitations in the cash flows by CADIVI or sanctions by the government that may difficult the cash repatriation. Accordingly, considering the intention of the Company to perform the repatriation of the amount involved, the recoverable balance of Venezuela’s cash as of June 30, 2014 is R$329,710 recorded as “Cash and bank deposits”, which R$160,189 is related to the operations performed in 2014 and R$169,521 is related to the operation performed in 2013.

The cash equivalents breakdown was as follows:

	Individual		Consolidated
	06/30/2014	12/31/2013	06/30/2014	12/31/2013
Private bonds	556,093	19,471	1,152,092	537,196
Government bonds	-	271	6,195	65,673
Investment funds	433	3,775	236,758	364,793
	556,526	23,517	1,395,045	967,662

As of June 30, 2014, the cash equivalents were represented by private bonds (Bank Deposit Certificates - “CDBs”), and buy-back transactions. The government bonds were represented by LFT and LTN paid at post fixed rates ranging between 95.0% and 102.0% of the Interbank Deposit Certificate Rate (“CDI”).

The investment funds classified as cash equivalentes have immediate liquidity and, according to the Company analysis, can be converted to a known amount of cash with insignificant risk of change in its value.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)
June 30, 2014
(In thousands of Brazilian Reais - R$, except when indicated otherwise)

5.     Short-term investments

	Individual		Consolidated
	06/30/2014	12/31/2013	06/30/2014	12/31/2013
Private bonds	-	-	7	554,032
Government bonds	-	929	20,112	88,596
Investment funds	54	1,595	123,236	512,989
	54	2,524	143,355	1,155,617

As of June 30, 2014, the private bonds comprise of CDBs with maturity up to 90 days, paid at a weighted average rate of 98.0% of the CDI rate.

Government bonds are represented primarily by government bonds LTN, NTN and LFT paid at a weighted average of 100.5% of CDI rate.

Investment funds are represented primarily by government bonds LTN, NTN, LFT and private credits with first-rate financial institutions (debentures and CDBs), paid at a weighted average 95.0% of CDI rate.

6.     Restricted cash

	Individual		Consolidated
	06/30/2014	12/31/2013	06/30/2014	12/31/2013
Margin deposits for hedge transactions (a)	-	-	49,050	29,845
Deposits in guarantee of letter of credit - Safra (b)	-	-	40,180	75,681
Escrow deposits - Bic Banco (c)	20,690	19,917	71,150	57,923
Escrow deposits - Leasing (d)	-	-	57,314	-
Guarantee deposits of forward transactions (e)	-	-	-	88,410
Other deposits	452	292	8,852	2,597
	21,142	20,209	226,546	254,456

Current (f)	7	7	7	88,417
Noncurrent	21,135	20,202	226,539	166,039

(a)     Denominated in U.S. Dollar, remunerated by libor rate (average remuneration of 0.5% p.a.).

(b)     The guarantee amount is related to Webjet’s loan (See Note 18).

(c)     The amount of R$20,690 on the individual Company and which comprises the consolidated balance is related to a contractual guarantee for STJ’s PIS and COFINS proceeding, paid to GLAI as detailed in Note 24c) and existing notes guarantees.

(d)     Is related to a credit letter of financial leasings of aircraft.

(e)    Escrow deposits of forward transactions applied in LTN and LFT (average remuneration of 9.7% p.a.).

(f)     As of December 31, 2013, the Company held escrow deposits of forward transactions on the current assets which were fully paid during the six-month period ended June 30, 2014.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

June 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

7.     Trade receivable

	Consolidated
	06/30/2014	12/31/2013
Local currency:
Credit card administrators	162,132	74,359
Travel agencies	187,146	175,723
Installment sales	43,857	45,475
Cargo agencies	31,930	32,339
Airline partners companies	60,832	20,544
Other (a)	37,570	21,153
	523,467	369,593
Foreign currency:
Credit card administrators	13,007	27,156
Travel agencies	12,035	11,881
Cargo agencies	-	1,321
	25,042	40,358
	548,509	409,951

Allowance for doubtful accounts	(81,678)	(85,101)
	466,831	324,850

Current	466,826	324,821
Noncurrent (b)	5	29

(a)     From the total amount of R$37,570, R$16,519 is related to Air France-KLM investment to be received on June, 2015. For further information, see Note 12e.

(b)     The portion of noncurrent trade receivables is recorded in “Other receivables” in noncurrent assets and corresponds to installment sales from the Voe Fácil Program, with maturity over 360 days.

The aging list of accounts receivable is as follows:

	Consolidated
	06/30/2014	12/31/2013
Falling due	407,332	280,271
Overdue until 30 days	14,737	17,778
Overdue 31 to 60 days	10,440	6,864
Overdue 61 to 90 days	7,278	6,196
Overdue 91 to 180 days	8,727	5,830
Overdue 181 to 360 days	16,802	12,464
Overdue above 360 days	83,193	80,548
	548,509	409,951

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

June 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

7.   Trade receivable (Continued)

The average collection period of installment sales is 7 months and a 5.99% monthly interest is charged on the receivable balance, recognized in financial result. The average collection period of the other receivables is 126 days (122 days as of December 31, 2013).

The changes in the allowance for doubtful accounts are as follows:

	Consolidated
	06/30/2014	12/31/2013
Balance at beginning of the period	(85,101)	(80,712)
Additions	(7,757)	(32,849)
Unrecoverable amounts	6,470	8,119
Recoveries	4,710	20,341
Balance at the end of the period	(81,678)	(85,101)

8.     Inventories

	Consolidated
	06/30/2014	12/31/2013
Consumables	24,520	19,601
Parts and maintenance materials	117,261	105,649
Advances to suppliers	12,562	286
Others	5,612	3,835
Provision for obsolescence	(12,226)	(12,227)
	147,729	117,144

The changes in the allowance for inventory obsolescence are as follows:

	Consolidated
	06/30/2014	12/31/2013
Balance at the beginning of the period	(12,227)	(17,591)
Additions	(68)	(3,702)
Write-off and reversal	69	9,066
Balance at the end of the period	(12,226)	(12,227)

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

June 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

9.     Deferred and recoverable taxes

a)      Recoverable taxes

	Individual		Consolidated
	06/30/2014	12/31/2013	06/30/2014	12/31/2013
ICMS (1)	-	-	37,416	32,205
Prepaid IRPJ and CSSL (2)	28,187	37,124	35,472	46,389
IRRF (3)	411	1,845	6,230	26,505
PIS and COFINS (4)	-	-	2,530	2,177
Withholding tax of public institutions	-	-	7,568	8,693
Value added tax - IVA (5)	-	-	5,994	6,544
Income tax on imports	625	591	2,843	2,741
Others	-	-	727	407
Total recoverable taxes - current	29,223	39,560	98,780	125,661

Current assets	10,207	9,991	30,936	52,124
Noncurrent assets	19,016	29,569	67,844	73,537

(1)  ICMS: State tax on sales of goods and services.

(2)  IRPJ: Brazilian federal income tax on taxable income.

      CSLL: social contribution on taxable income, created to sponsor social programs and funds.

(3)  IRRF: withholding income tax levied on financial income from bank investments.

(4)  PIS/COFINS: Contributions to Social Integration Program (PIS) and Contribution for the Financing of Social Security (COFINS).

(5)  IVA: Value added tax on sales of goods and services abroad.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

June 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

9.   Deferred and recoverable taxes (Continued)

b)      Deferred taxes - long term

	GLAI		VRG		Smiles		Consolidated
	06/30/2014	12/31/2013	06/30/2014	12/31/2013	06/30/2014	12/31/2013	06/30/2014	12/31/2013

Tax losses	39,475	39,475	394,045	394,045	-	-	433,520	433,520
Negative basis of social contribution	14,211	14,211	141,857	141,857	-	-	156,068	156,068

Temporary differences:
Mileage program	-	-	68,973	94,540	-	-	68,973	94,540
Allowance for doubtful accounts and other credits	-	-	93,466	73,200	157	100	93,623	73,300
Provision for losses on VRG’s acquisition	-	-	143,350	143,350	-	-	143,350	143,350
Provision for legal and tax liabilities	1,200	1,219	40,885	48,434	119	36	42,204	49,689
Aircraft return	-	-	77,458	85,350	-	-	77,458	85,350
Derivative transactions not settled	-	-	51,318	15,727	-	-	51,318	15,727
Tax benefit due to goodwill incorporation (**)	-	-	-	-	65,647	72,942	65,647	72,942
Flight rights	-	-	(353,226)	(353,226)	-	-	(353,226)	(353,226)
Maintenance deposits	-	-	(129,091)	(140,246)	-	-	(129,091)	(140,246)
Depreciation of engines and parts for aircraft maintenance	-	-	(161,827)	(158,775)	-	-	(161,827)	(158,775)
Reversal of goodwill amortization on VRG’s acquisition	-	-	(127,659)	(127,659)	-	-	(127,659)	(127,659)
Aircraft leasing	-	-	(21,189)	34,764	-	-	(21,189)	34,764
Others (*)	(2,630)	93	111,036	94,911	9,614	4,230	126,082	108,813
Total deferred tax and social contribution - noncurrent	52,256	54,998	329,396	346,272	75,537	77,308	465,251	488,157

(*)     The portion of taxes on Smiles unrealized profit in the amount of R$8,062 is registered directly in the consolidated column (R$9,579 as of June 30, 2013).

(**)    Related to the tax benefit from the reverse incorporation of the G.A. Smiles Participações S.A. by the Company’s subsidiary Smiles S.A. Under the terms of the current legislation, the goodwill generated by the operation will be a deductible expense on the Income Tax and Social Contribution calculation.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

June 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

9.   Deferred and recoverable taxes (Continued)

b)    Deferred taxes - long term (Continued)

       The Company and its direct subsidiary VRG and indirect subsidiary Webjet have tax losses and negative basis of social contribution in the calculation of taxable income, to compensate with 30% of annual taxable profits, without time limit for expiration, in the following amounts:

	Individual (GLAI)		Direct subsidiary (VRG)		Indirect subsidiary (Webjet)
	06/30/2014	12/31/2013	06/30/2014	12/31/2013	06/30/2014	12/31/2013
Tax losses	235,907	235,907	3,097,480	2,602,369	735,558	712,849
Negative basis of social contribution	235,907	235,907	3,097,480	2,602,369	735,558	712,849

As of June 30, 2014, the tax credits arising from tax loss carryforwards and negative social contribution basis were valued based on the reasonably expected generation of future taxable income of the parent Company and its subsidiaries, subject to legal limitations.

Estimated recovery of deferred tax assets was based on taxable income projections, considering the assumptions above and several financial assumptions, business and internal and external factors considered at the end of the period. Consequently, the estimates may be subject to not materialize in the future, due to the uncertainties inherent in these estimates.

The Company and its subsidiaries hold the total amount of R$1,383,441, of which R$80,208 is related to its parent Company GLAI and R$1,303,233 is related to its subsidiaries VRG and Webjet.

The forecasts of the parent Company GLAI and the indirect subsidiary Webjet did not present sufficient taxable profits to be realized over the next 10 years and, as a result, a provision was recorded for unrealizable loss tax credits of R$26,522 for GLAI and R$250,090 for Webjet. For the subsidiary VRG such forecasts indicate sufficient taxable profits for such to be realized in the next 10 years. However, due to tax losses presented during the recent years, the Administration conducted a sensitivity analysis on the forecast results, and considering significant changes in the macroeconomic scenario, registered the deferred tax assets on tax losses based on the lowest value obtained in this analysis. As a result, the Company and its subsidiaries did not recognized of R$517,241 in its subsidiary VRG.

The Company’s management considers that the deferred assets recognized as of June 30, 2014 arising from temporary differences will be realized when the provisions are settled and the related future events are resolved.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

June 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

9.   Deferred and recoverable taxes (Continued)

b)    Deferred taxes - long term (Continued)

	Individual
	Three-month period ended on		Six-month period ended on
	06/30/2014	06/30/2013	06/30/2014	06/30/2013
Loss before income tax and social contribution	(174,166)	(446,781)	(305,355)	(521,971)
Combined tax rate	34%	34%	34%	34%
Income tax credits at the combined tax rate	59,217	151,905	103,821	177,470
Adjustments to calculate the effective tax rate:
Equity in subsidiaries	(68,694)	(103,295)	(134,644)	(140,326)
Income from subsidiaries	(4,659)	(3,259)	(4,226)	(2,267)
Income tax on permanent differences and others	-	(3,032)	-	(3,576)
Nontaxable revenues (nondeductible expenses), net	(205)	(51)	(6,334)	(103)
Exchange differences on foreign investments	15,299	(45,008)	44,090	(34,038)
Benefit on tax losses and temporary differences not constituted	(970)	-	(2,725)	-
Expense from income tax and social contribution	(12)	(2,740)	(18)	(2,840)

Current income tax and social contribution	-	(1,885)	-	(1,985)
Deferred income tax and social contribution	(12)	(855)	(18)	(855)
	(12)	(2,740)	(18)	(2,840)
Effective rate	-	-	-	-

	Consolidated
	Three-month period ended on		Six-month period ended on
	06/30/2014	06/30/2013	06/30/2014	06/30/2013
Loss before income tax and social contribution	(67,847)	(460,057)	(117,179)	(465,810)
Combined tax rate	34%	34%	34%	34%
Income tax credits at the combined tax rate	23,069	156,419	39,841	158,375
Adjustments to calculate the effective tax rate:
Equity in subsidiaries	(327)	-	(478)	-
Income from subsidiaries	(4,998)	(3,089)	(4,815)	(2,268)
Income tax on permanent differences and others	171	(3,623)	(100)	(4,343)
Nontaxable revenues (nondeductible expenses), net	(30,927)	(20,060)	(58,004)	(27,501)
Exchange differences on foreign investments	20,104	(44,945)	61,208	(25,244)
Benefit on tax losses and temporary differences not constituted	(84,224)	(57,599)	(161,599)	(141,453)
Expense from income tax and social contribution	(77,133)	27,103	(123,947)	(42,434)

Current income tax and social contribution	(34,799)	(10,968)	(74,055)	(28,372)
Deferred income tax and social contribution	(42,334)	38,071	(49,892)	(14,062)
	(77,133)	27,103	(123,947)	(42,434)
Effective rate	-	-	-	-

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

June 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

10.  Prepaid expenses

	Individual		Consolidated
	06/30/2014	12/31/2013	06/30/2014	12/31/2013
Deferred losses from sale-leaseback transactions (a)	-	-	30,763	35,449
Prepaid hedge	-	-	-	1,532
Prepaid lease	-	-	29,692	27,238
Prepaid insurance	21	438	7,726	16,970
Prepaid commissions	-	-	14,203	18,509
Others (b)	-	-	19,173	7,483
	21	438	101,557	107,181

Current	21	438	79,171	80,655
Noncurrent	-	-	22,386	26,526

(a)  During the years 2007, 2008, and 2009, the Company recorded losses from sale-leaseback transactions performed by its subsidiary GAC Inc. related to 9 aircraft in the amount of R$89,337. These losses were deferred and are being amortized proportionally to the payments of the respective lease contracts during the contractual term of 120 months. Further information related to the sale-leaseback transactions is described in Note 30b.

(b)  Includes the amount of R$13,191 related to the agreement with Confederação Brasileira de Futebol (“CBF”) signed in 2013, for the sponsorship and transportation of the Brazilian soccer team and other participating teams in the Brazilian cup and championship, with maturity in the year 2017.

11.  Deposits

	Individual		Consolidated
	06/30/2014	12/31/2013	06/30/2014	12/31/2013
Escrow deposits (a)	23,221	20,170	232,091	217,540
Maintenance deposits (b)	-	-	379,711	412,488
Depósitos em garantia de contratos de arrendamento (c)	-	-	232,493	217,680
	23,221	20,170	844,295	847,708

a)    Escrow deposits

Parent Company

       Represent guarantees in legal proceedings related to labor claims, deposited in escrow until the conclusion of the related claims.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

June 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

11.     Deposits (Continued)

a)    Escrow deposits (Continued)

Consolidated

Deposits and blocked escrows represent guarantees of lawsuits related to tax, civil and labor claims deposited in escrow until the resolution of the related claims. Part of the blocked amount in escrow is related to civil and labor claims arising on the succession orders on claims against Varig S.A. and proceedings filed by employees that are not related to the Company or any related party (third-party claims). As the Company is not correctly classified as the defendant of these lawsuits, whenever such blockages occur, the exclusion of such is requested in order to release the resources. As of June 30, 2014 the blocked amounts regarding the Varig’ succession and the third-party lawsuits are R$82,520 and R$62,792 respectively (R$75,498 and R$65,450 as of December 31, 2013, respectively).

b)    Maintenance deposits

       The Company and its subsidiaries VRG and Webjet made deposits in U.S. Dollars for maintenance of aircraft and engines that will be used in future events as set forth in some leasing contracts.

       The maintenance deposits do not exempt the Company and its subsidiaries, as lessee, neither from the contractual obligations relating to the maintenance of the aircraft nor from the risk associated with maintenance activities. The Company and its subsidiaries hold the right to select any of the maintenance service providers or to perform such services internally.

c)    Deposits in guarantee for lease agreements

As required by the lease agreements, the Company and its subsidiaries hold guarantee deposits in U.S. Dollars on behalf of the leasing companies, whose full refund occurs upon the contract expiration date.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

June 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

12.  Transactions with related parties

a)    Loan agreements - Noncurrent assets and liabilities

       Parent Company

       The Company maintains loan agreements, assets and liabilities, with its subsidiary VRG without interest, maturity or guarantees prescribed, as set forth below:

	Asset		Liability
	06/30/2014	12/31/2013	06/30/2014	12/31/2013
GLAI with VRG	50,328	49,961	-	-
GAC with VRG (a)	-	-	121,580	113,741
	50,328	49,961	121,580	113,741

(a)  The values that the Company maintains with GAC and Finance, subsidiaries abroad, are subject to exchange rate variations on U.S. Dollars.

Additionally, the Parent Company holds loans between: Finance (asset) with Gol LuxCo (liability) and Gol LuxCo (asset) with GAC (liability) in the amount of R$496,610. These transactions are eliminated by the Company, since the entities are offshore and are considered an extension of the Company’s operations.

During the six-month period ended June 30, 2014, VRG transferred to LuxCo assumed the debt of the Senior Bond maturing in 2023, previously owned by VRG, as described in Note 18. As counterpart, besides the receiving of the financial resources in the amount of R$379,381, LuxCo signed with VRG a liability agreement in the amount of R$14,612, which corresponds to the remaining amount of the obligation.

b)    Transportation services and consulting

All the agreements related to transportation and consulting services are held by the Company’ subsidiary VRG. The related parties for these services are:

i.     Breda Transportes e Serviços S.A. for passenger and luggage transportation services between airports, and transportation of employees, expiring on May 31, 2015, renewable every 12 months for additional equal terms through an amendment instrument signed by the parties, annually adjusted based on the IGP-M fluctuation (General Market Price Index from Getulio Vargas Foundation).

ii.     União Transporte de Encomendas e Comércio de Veículos Ltda., expiring on December 29, 2015 for the operation of the Gollog franchise in Passos/MG.

iii.    Vaud Participações S.A. to provide executive administration and management services, expiring on October 01, 2014.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

June 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

12. Transactions with related parties (Continued)

b)    Transportation services and consulting (Continued)

During the six-month period ended on June 30, 2014, the subsidiary VRG recognized the total expenses related to these services of R$3,255 (R$3,114 as of June 30, 2013).

c)    Contracts account opening UATP (“Universal Air Transportation Plan”) to grant credit limit

In September 2011, the subsidiary VRG entered into agreements with related parties Pássaro Azul Taxi Aéreo Ltda. and Viação Piracicabana Ltda., both with no expiration date, with the purpose of the issuance of credits in the amounts of R$20 and R$40, respectively, to be used in the UATP (Universal Air Transportation Plan) system. The UATP account (virtual card) is accepted as a payment method on the purchase of airline tickets and related services, seeking to simplify the billing and facilitate the payment between participating companies.

d)    Financing contract for engine maintenance

The subsidiary VRG has a line of funding for maintenance of engines services, which disbursement occurs through the issuance of Guaranteed Notes.  As od June 30, 2014, VRG holds three series of Guaranteed Notes for maintenance of engines, issued on September 27, 2012, March 11, 2013 and February 14, 2014, maturing in 2 years. During the six-month period ended June 30, 2014 the spending on engine maintenance conducted by Delta Air Lines was R$17,403 (R$41,170 as of June 30, 2013).

e)    Financing contract for engine maintenance

On February 19th 2014, the Company signed an exclusive strategic partnership for long-term business cooperation with Airfrance-KLM with the purpose of the sales activities improvements and codeshare expansion and mileage programs benefts between the companies for the customers in the Brazilian and European market. The agreement provides the incentive investment in the Company in the amount of R$112,152, which payment is divided in three installments: the first installments in the amount of R$74,506 was received during the six-month period ended June 30, 2014, the second and the third installments, both in the amount of R$16,519, will be received in June 2015 and 2016, respectively. The agreement will mature within 5 years and the installments will be amortized monthly. On June 30th, 2014, the company has deffered revenue in the amount of R$22,340 and R$82,245 recorded as “Other Liabilities” in the current and non-current liability, respectively.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

June 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

12.     Transactions with related parties (Continued)

f)     Trade payables - current liabilities

As of June 30, 2014, balances payable to related companies amounting to R$3,202 (R$1,008 as of December 31, 2013) are included in the balance of accounts payables and substantially refers to the payment to Breda Transportes e Serviços S.A. for passenger transportation services.

g)    Key management personnel payments

	Consolidated
	Three-month period ended on		Six-month period ended on
	06/30/2014	06/30/2013	06/30/2014	06/30/2013
Salaries and benefits	9,981	1,883	15,741	4,724
Related taxes	849	341	2,173	788
Share-based payments	904	542	1,979	1,516
	11,734	2,766	19,893	7,028

As of June 30, 2014, the Company did not offer postemployment benefits, and there are no severance benefits or other long-term benefits for the Management or other employees.

13.  Share-based payments

The Company holds two share-based payment plans offered to its management personnel: the Stock Option Plan and the Restricted Shares Plan. Both these plans are offered in order to stimulate and promote the alignment of the gols of the Company, management and employees, mitigate the risks in value created for the Company resulting from the loss of their executives and strengthen the commitment and productivity of these executives to long-term results.

GLAI

a)    The Stock Option Plan

         The movement of existing stock options during the period ended June 30, 2014 is as follows:

	Total of stock options	Weighted average exercise price
Options outstanding as of December 31, 2013	3,463,462	20.66
Options exercised	(6,194)	12.81
Options cancelled and adjustments in estimated lost rights	(113,457)	27.83
Options outstanding as of June 30, 2014	3,343,811	20.72

Number of options exercisable as of December 31, 2013	2,609,906	24.39
Number of options exercisable as of June 30, 2014	2,841,695	21.76

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

June 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

13.     Share-based payments (Continued)

GLAI (Continued)

a)    The Stock Option Plan (Continued)

The range of exercise prices and the average maturity of outstanding options, as well as the average exercise price for exercisable options as of June 30, 2014 are summarized below:

Outstanding options				Exercisable options
Range of exercise prices	Outstanding options	Average remaining maturity (in years)	Average exercise price	Options exercisable	Average exercise price
33.06	4,965	2	33.06	4,965	33.06
47.30	13,220	3	47.30	13,220	47.30
65.85	14,962	4	65.85	14,962	65.85
45.46	41,749	5	45.46	41,749	45.46
10.52	20,414	6	10.52	20,414	10.52
20.65	1,097,811	7	20.65	1,097,811	20.65
27.83	1,011,614	8	27.83	1,011,614	27.83
12.81	545,299	9	12.81	438,512	12.81
12.76	593,777	9	12.76	198,448	12.76
10.52-65.85	3,343,811	7,92	20.72	2,841,695	21.76

b)    Restricted shares

The fair value of the restricted shares granted was estimated on the grant date using the Black-Scholes pricing model, and the assumptions are listed below:

Restricted shares
Year of the share	Date of the Board Meeting	Total shares granted	Fair value of the share at grant date (in Reais)	Estimate volatility of share price	Risk-free rate of return
2012	11/13/2012	589,304	9.70	52.25%	9.0%
2013	05/13/2013	712,632	12.76	46.91%	7.5%

Until June 30, 2014 there were no restricted shares transferred to the plan’s participants.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

June 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

13.     Share-based payments (Continued)

Smiles

On February 22, 2013, the Smiles’ Board of Directors, during the Extraordinary General Meeting, approved the grant of a stock options plan, which consists of an additional payment to the Company’s management and executives. On August 08, 2013, the Company’s Board of Directors approved the grant of 1,058,043 shares related to the stock option plan, of which 260,020 shares were granted to employees of its affiliate VRG.

On February 4, 2014, the Smiles S.A.’ Board of Directors approved the issue of 1,150,000 (one million, one hundred and fifty thousand) new stock options at a price of R$31.28 per share, under the terms of the Stock Options Plan previously established for its management and participants which feature under the terms of the plan. Until June 30, 2014, there was no grant approval of these shares to its beneficiaries.

The fair value of stock options was estimated on the grant date using the Black-Scholes option pricing model. The expected volatility of Smiles shares is based on the historical volatility of 252 working days of the Bovespa index. The other assumptions utilized in the Black-Scholes option pricing model are as follows:

Stock Options Plan
Year of the share	Date of the Board Meeting	Total shares granted	Exercise price of the option (In Reais)	The fair value of the option at grant date (In Reais)	Estimate volatility of share price	Expected dividend	Risk-free rate of return	Length of the option (in years)
2013	08/08/2013	1,058,043	21.70	4.13 (a)	36.35%	6.96%	7.40%	10
2014	02/04/2014	1,150,000	31.28	4.90 (b)	33.25%	10.67%	9.90%	10

(a)  The fair value calculated for the plan was R$4.84, R$4.20, R$3.73 and R$3.73 for the respective periods of vesting of 2013, 2014, 2015 and 2016.

(b)  The fair value calculated for the plan was R$4.35, R$4.63, R$4.90, R$5.15 and R$5.17 for the respective periods of vesting from 2014 to 2018.

For the six-month period ended June 30, 2014, the Company recorded in shareholders ' equity a result from share-based payments in the amount of R$3,026 related to Company’s shareholders and R$1,087  related to its non-controlling shareholders (R$3,351 related to Company’s shareholders and R$341 related to its non-controlling shareholders for the six-month period ended June 30, 2013) for the plans presented above, being the corresponding entry in the income statement result classified as personnel costs.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

June 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

14.  Investments

Due to the changes in Law 6,404/76 introduced by Law 11,638/07, investments in foreign subsidiaries, GAC, Finance and Gol LuxCo were considered as an extension of the controller GLAI and consolidated on a line by line basis, only the subsidiaries Smiles, VRG and Gol Dominicana were considered as an investment.

On February 21, 2014, the subsidiary Smiles S.A., after the CADE’s approval, closure the acquisition process of 25% of its affiliate Netpoint Fidelidade S.A. (for further information, see Note 1). Therefore, a consolidated investment balance was generated by this transaction. The change in investments during the six-month period ended June 30, 2014 is as follows:

	Individual			Consolidated
	Gol Dominicana	VRG	Smiles	Total	Netpoints
Relevant information of the Company’s subsidiaries as of June 30, 2014:
Total number of shares	-	3,225,248,156	122,173,912	-	60,492,404
Capital	4,008	2,807,381	1,136,663	-	63,451
Interest	100.0%	100.0%	54.5%	-	21.3%

Total shareholder’s equity	882	72,035	1,332,072	-	41,295
Unrealized gains (a)	-	-	2,948	-	-
Adjusted shareholder’s equity (b)	882	72,035	708,813	-	8,775
Net (loss) income for the period	(1,734)	(475,401)	142,423	-	(32,978)
Net (loss) income for the period attributable to Company’s shareholders	(1,734)	(475,401)	81,124	-	(1,407)

Changes on investments:
Balance as of December 31, 2013	263	341,000	742,886	1,084,149	-
Equity in subsidiaries	(1,734)	(475,401)	81,124	(396,011)	(1,407)
Exchange variation from foreign subsidiaries	(29)	-	-	(29)	-
Unrealized hedge losses	-	(56,677)	-	(56,677)	-
Investment losses (c)	-	-	(37,949)	(37,949)	-
Gains due to change on investment	-	-	3,045	3,045	-
Capital increase	2,367	-	-	2,367	-
Share-based payments	-	-	400	400	-
Dividends received	-	-	(80,693)	(80,693)	-
Fair value of the acquired investment	-	-	-	-	10,182
Advance for future capital increase	15	290,200	-	290,215	-
Amortization losses, net of sale leaseback (d)	-	(904)	-	(904)	-
Balance as of June 30, 2014	882	98,218	708,813	807,913	8,775

(a)      Refers to transactions related to revenue for redeeming miles for flight tickets for Smiles Program participants that, for consolidated financial statements purposes, only take place when the participants of the program are effectively transported by VRG.

(b)      The adjusted equity corresponds to the percentage of the equity less unrealized gains.

(c)      Is related to the investment cost due to G.A., as described in Note 1.

(d)      The subsidiary GAC has a net balance of deferred losses and gains on sale leaseback, whose deferral is subject to the payment of contractual installments made by its subsidiary VRG. Accordingly, as of June 30, 2014, the net balance to be deferred is essentially part of the net investment of the Parent Company in VRG. The net balance to be deferred as of June 30, 2014 was R$26,184 (R$27,088 as of December 31, 2013). For further details, see Note 30b.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

June 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

14. Investments (Continued)

Impacts on participation change on capital - Smiles S.A.

On February 27, 2014, General Atlantic exercised the total stock options in respect of Smiles S.A. previously issued for G.A.’s benefit. As a result of the exercise of the stock options, the Company decreased its participation on Smiles’ capital, being from 57.3% to 54.5%, as described in Note 1. The amounts related to this transaction are presented below:

Shares sold	3,433,476
Investment per share	11.052

Sell price	80,000
Investment costs offset	(37,949)
Exercise of stock options - G.A.	46,216
Income tax on capital gains (*)	(14,297)
Total gains from the change on investment	73,970

(*) Related to 25% of withholding taxes and 9% of social contribution.

15.  Losses per share

Although there are differences between common and preferred shares in terms of voting rights and priority in case of liquidation, the Company’s preferred shares are not entitled to receive any fixed dividends. Rather, preferred shareholders are entitled to receive dividends per share in the same amount of the dividends per share paid to common shareholders. Therefore, the Company understands that, substantially, there is no difference between preferred shares and common shares, and, accordingly, basic and diluted earnings or losses per share are calculated equally for both shares.

Consequently, basic earnings or loss per share are computed by dividing income or losses by the weighted average number of all classes of shares outstanding during the period. Diluted earnings or loss per share are computed including stock options granted to key management and employees using the treasury stock method when the effect is dilutive. The antidilutive effect of all potential shares is disregarded in calculating diluted earnings or loss per share.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

June 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

15. Losses per share (Continued)

	Individual and Consolidated
	Three-month period ended on		Six-month period ended on
	06/30/2014	06/30/2013	06/30/2014	06/30/2013
Numerator
Net loss for the year attributable to Company’ shareholders	(174,178)	(449,521)	(305,373)	(524,811)
Diluted securities effect - Smiles (a)	(333)	-	(333)	-
	(174,511)	(449,521)	(305,706)	(524,811)
Denominator
Weighted average number of outstanding shares (In thousands)	278,986	276,437	277,844	276,437

Adjusted weighted average number of outstanding shares and diluted presumed conversions (In thousands)	278,986	276,437	277,844	276,437

Basic loss per share	(0.624)	(1.626)	(1.099)	(1.898)
Diluted loss per share	(0.626)	(1.626)	(1.100)	(1.898)

(a)  Smiles holds a Stock Options Plan for its employees. These equity instruments have a dilutive effect on earnings per share of this subsidiary, impacting, therefore, the loss considered on the basis calculation of Company’s diluted result per share, in accordance with CPC 41.

Diluted earnings (losses) per share are calculated by the weighted average number of outstanding shares, in order to assume the conversion of all potential dilutive shares.

Diluted earnings or loss per share are calculated based on considering the instruments that may have a potential dilutive effect in the future, such as share-based payment transactions, described in Note 13. However, due to the losses reported for the period ended on June 30, 2014, these instruments issued have anti-dilutive effect and, therefore, are not considered in the total number of outstanding shares.

16.  Property, plant and equipment

Parent Company

The balance corresponds to advances for acquisition of aircraft, related to prepayments made based on the contracts with Boeing Company to acquire 21 aircraft 737-800 Next Generation (30 aircraft as of December 31, 2013) and 109 aircraft 737-MAX (109 aircraft as of December 31, 2013) in the amount of R$316,604 (R$463,532 as of December 31, 2013) and the right to the residual value of aircraft in the amount of R$427,300 (R$427,300 as of December 31, 2013), both held by the subsidiary GAC.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

June 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

16. Property, plant and equipment (Continued)

Consolidated

	06/30/2014				12/31/2013
	Weighted anual depreciation rate	Cost	Accumulated depreciation	Net amount	Net amount

Flight equipment
Aircraft under finance leases	4%	3,114,391	(958,959)	2,155,432	2,175,697
Sets of replacement parts and spares engines	4%	1,070,905	(338,894)	732,011	710,337
Aircraft reconfigurations/overhauling	30%	893,798	(687,829)	205,969	287,038
Aircraft and safety equipment	20%	2,044	(1,150)	894	956
Tools	10%	28,217	(13,748)	14,469	15,327
		5,109,355	(2,000,580)	3,108,775	3,189,355

Impairment losses (*)	-	(37,611)	-	(37,611)	(26,348)
		5,071,744	(2,000,580)	3,071,164	3,163,007

Property, plant and equipment in use
Vehicles	20%	9,436	(7,906)	1,530	1,946
Machinery and equipment	10%	48,362	(22,145)	26,217	28,237
Furniture and fixtures	10%	19,826	(12,765)	7,061	7,738
Computers and peripherals	20%	32,697	(23,516)	9,181	9,661
Communication equipment	10%	2,412	(1,326)	1,086	1,110
Facilities	10%	4,235	(3,364)	871	1,026
Maintenance center - Confins	10%	105,971	(41,615)	64,356	69,759
Leasehold improvements	20%	51,786	(39,706)	12,080	13,242
Construction in progress	-	9,339	-	9,339	8,670
		284,064	(152,343)	131,721	141,389
		5,355,808	(2,152,923)	3,202,885	3,304,396

Advances for aircraft acquisition	-	314,331	-	314,331	467,763
		5,670,139	(2,152,923)	3,517,216	3,772,159

(*)  Refers to provisions recorded by the Company in order to present its assets according to the potential of monetary benefit generation.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

June 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

16. Property, plant and equipment (Continued)

Consolidated (Continued)

Changes in property, plant and equipment balances are as follows:

	Property, plant and equipment under finance lease	Other flight equipment (a)	Advances for acquisition of property, plant and equipment	Others	Total
As of December 31, 2012	2,224,036	1,008,972	481,289	171,502	3,885,799
Additions	106,101	318,707	411,584	6,570	842,962
Disposals	-	(8,223)	(425,110)	(3,056)	(436,389)
Depreciation	(154,440)	(332,146)	-	(33,627)	(520,213)
As of December 31, 2013	2,175,697	987,310	467,763	141,389	3,772,159
Additions	59,289	74,296	228,595	4,134	366,314
Disposals	-	-	(382,027)	(36)	(382,063)
Depreciation	(79,554)	(145,874)	-	(13,766)	(239,194)
As of June 30, 2014	2,155,432	915,732	314,331	131,721	3,517,216

(a)  Additions primarily represent: (i) total estimated costs to be incurred relating to the reconfiguration of the aircraft when returned and, (ii) capitalized costs related to major engine overhaul.

17.  Intangible assets

	Goodwill	Trademark	Airport operating licenses	Software	Total
Balance as of December 31, 2012	542,302	6,348	1,038,900	112,381	1,699,931
Additions	-	-	-	51,035	51,035
Disposals	-	(6,348)	-	(9,675)	(16,023)
Amortizations	-	-	-	(40,753)	(40,753)
Balance as of December 31, 2013	542,302	-	1,038,900	112,988	1,694,190
Additions (a)	17,863	-	-	34,046	51,909
Disposals	-	-	-	(4)	(4)
Amortizations	-	-	-	(20,367)	(20,367)
Balance as of June 30, 2014	560,165	-	1,038,900	126,663	1,725,728

(a) Refers to the goodwill generated by the difference between the equity and portion paid of Netpoints attributable to Smiles.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

June 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

18.  Short and long-term debt

	Maturity of the Contract	Effective Rate (p.a.)	Individual		Consolidated
			06/30/2014	12/31/2013	06/30/2014	12/31/2013
Short-term debt
Local currency:
BNDES - Direct	Jul, 2017	6,15%	-	-	3,105	3,088
BDMG	-	-	-	-	-	5,203
Safra (a)	Dec, 2015	11,28%	-	-	66,140	32,299
Interest	-	-	-	-	27,570	19,689
			-	-	96,815	60,279
Foreign currency (in US$):
J.P. Morgan	Feb, 2016	0,93%	-	-	55,067	51,524
FINIMP	Mar, 2015	4,09%	-	-	52,600	5,838
Engine Facility (Cacib)	Jun, 2021	2,52%	-	-	11,781	-
Interest	-	-	62,640	47,488	58,928	63,360
			62,640	47,488	178,376	120,722
			62,640	47,488	275,191	181,001

Financial lease	Jul, 2025	5,11%		-	256,460	259,833
Total short-term debt			62,640	47,488	531,651	440,834

Long-term debt
Local currency:
Debentures IV	Sep, 2018	12,77%	-	-	589,057	597,741
Debentures V	Jun, 2017	12,56%	-	-	488,750	495,726
Safra (a)	Dec, 2015	11,28%	-	-	32,221	65,555
BDMG	Mar, 2018	10,88%	-	-	-	15,704
BNDES - Direct	Jul, 2017	6,15%	-	-	6,452	8,001
			-	-	1,116,480	1,182,727
Foreign currency (in US$):
J.P. Morgan	Feb, 2016	0,93%	-	-	32,273	1,540
Engine Facility (Cacib)	Jun, 2021	2,52%	-	-	137,023	-
Senior Bond I	Apr, 2017	7,63%	462,525	491,946	462,525	491,946
Senior Bond II	Jul, 2020	9,65%	649,120	691,028	649,120	691,028
Senior Bond III (b)	Feb, 2023	11,30%	395,888	-	384,760	426,489
Perpetual Bond	-	8,75%	440,500	468,520	394,248	419,326
			1,948,033	1,651,494	2,059,949	2,030,329
			1,948,033	1,651,494	3,176,429	3,213,056

Financial lease	Jul, 2025	5,11%	-	-	1,698,888	1,935,495
Total long-term debt			1,948,033	1,651,494	4,875,317	5,148,551
			2,010,673	1,698,982	5,406,968	5,589,385

(a)  The total amount of the Safra loan as of June 30, 2014 was R$98,361, and held a deposit in guarantee in the amount of R$40,180 as shown in Note 6.

(b)  The Senior Bond issued on February 07, 2013 with maturity in 2023 was transferred from VRG to LuxCo along with the financial applications acquired on the date of issuance.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

June 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

18. Short and long-term debt (Continued)

The maturities of long-term debt as of June 30, 2014 are as follows:

Individual

	2017	After 2018	Without maturity date	Total
Foreign Currency (in US$):
Senior Bond I	462,525	-	-	462,525
Senior Bond II	-	649,120	-	649,120
Senior Bond III	-	395,888	-	395,888
Perpetual Bond	-	-	440,500	440,500
Total	462,525	1,045,008	440,500	1,948,033

Consolidated

	2015	2016	2017	2018	After 2018	Without maturity date	Total
Local currency:
BNDES - Direct	1,548	3,097	1,807	-	-	-	6,452
Safra	32,221	-	-	-	-	-	32,221
Debentures	144,452	294,452	294,451	344,452	-	-	1,077,807
	178,221	297,549	296,258	344,452	-	-	1,116,480
Foreign currency (in US$):
J.P. Morgan	22,423	9,850	-	-	-	-	32,273
Engine Facility (Cacib)	5,890	11,781	11,781	11,781	95,790	-	137,023
Senior Bond I	-	-	462,525	-	-	-	462,525
Senior Bond II	-	-	-	-	649,120	-	649,120
Senior Bond III	-	-	-	-	384,760	-	384,760
Perpetual Bond	-	-	-	-	-	394,248	394,248
	28,313	21,631	474,306	11,781	1,129,670	394,248	2,059,949

Total	206,534	319,180	770,564	356,233	1,129,670	394,248	3,176,429

The fair values of Senior and Perpetual Bonds as of June 30, 2014 are as follows:

	Individual		Consolidated
	Book	Market (b)	Book	Market (b)
Senior Bonds (a)	1,507,533	1,598,934	1,496,405	1,598,934
Perpetual Bond	440,500	377,870	394,248	338,193

(a)     Senior and Perpetual Bonds’ market prices are equal since the market price does not consider the issuance costs.

(b)     Senior and Perpetual Bonds’ market prices are obtained through market quotations (level 1).

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

June 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

18. Short and long-term debt (Continued)

a)    Covenants

       Long-term financing (excluding perpetual bonds and financing of aircraft) in the total amount of R$2,782,181, as of June 30, 2014, hold clauses and contratual restrictions, including but not limited to those that require the Company to maintain the liquidity requirements defined  and the cover of expenses with interest. The Company has restrictive covenants in its financing agreements with the following financial institutions: Bradesco and Banco do Brasil (Debentures IV e V), with quarterly measurements.

       On the Meeting of the Holders of Debentures IV and V held on June 20, 2014, was resolved: (i) the extension of the term and changes on the amortization amounts of Debenture IV; (ii) change the remuneration of the Debentures IV and V to 128% of the CDI (from 118% and 120% of the CDI, respectively); and (iii) change the restrictive contractual clauses relative to financial indicators and limits for the Debentures IV and V Issues. The costs for the deeds addition were R$17,310.

       As of June 30, 2014, the funding by the debentures IV and V have the following restrictive clauses: (i) net debt/EBITDAR below 5.69, and (ii) coverage of debt (CID) of at least 1.53. Based on the measurements, the following indexes were obtained: (i) net debt/EBITDA of 2.65; and (ii) coverage of debt (CID) of 2.11. Accordingly, as of June 30, 2014, the Company was in compliance with the limits stablished on the agreement. The next measurement will be on December 31, 2014, based on the same date.

b)    New loans raised on the three-month period ended June 30, 2014

       Import Financing (Finimp)

       On April 03, 2014, the Company, through its subsidiary VRG, obtained a loan part of a credit line for import financing (Finimp) in the amount of R$18,616 (US$8,156 as the loan date) with Banco Safra, with maturity of 360 days on March 30, 2015 and interest rate of 3.01% p.a., being (Finimp) for purchase of spare parts and aircraft equipment. In guarantee for this loan is one promissory note in the total amount of the loan.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

June 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

18.     Short and long-term debt (Continued)

Engine financing (Engine Facility)

       On June 30, 2014, the Company, through its subsidiary VRG, contracted a financing in the amount of US$68 million with Credit Agricole Corporate and Investment Bank (“Cacib”), with guarantee of twelve proprietary spare CFM56-7B engines, and with the possibility of the financing increase of an additional US$100 million (equivalent to R$220 million at reporting date) for future proprietary engine deliveries. The financing is over 7 years, with quarterly amortization of the principal and interest as of September 2014 at a cost of 3 months Libor index plus 2.25% p.a. The operation aims the maintainance of the high liquidity in order to reduce the cost of the Company’s debts.

c)    Financial leases

       The future payments of financial leasing contracts indexed to U.S. Dollar are detailed below:

	Consolidated
	06/30/2014	12/31/2013
2014	169,198	356,642
2015	340,462	362,099
2016	330,996	352,050
2017	306,328	325,813
2018	301,088	320,240
Beyond 2018	820,532	862,149
Total minimum lease payments	2,268,604	2,578,993
Less total interest	(313,256)	(383,665)
Present value of minimum lease payments	1,955,348	2,195,328
Less current portion	(256,460)	(259,833)
Noncurrent portion	1,698,888	1,935,495

The discount rate used to calculate the present value of the minimum lease payments was 5.11% as of June 30, 2014 (5.20% as of December 31, 2013). There are no significant differences between the present value of minimum lease payments and the fair value of these financial liabilities.

The Company extended the maturity date of the financing for some of its aircraft leased for 15 years using the SOAR framework (mechanism for extending financing amortization and repayment), which enables the performance of calculated withdrawals to be settled at the end of the lease agreement. As of June 30, 2014, the withdrawals made for the repayment at maturity date of the lease agreements amount to R$126,415 (R$123,879 as of December 31, 2013) and are recorded in long-term debt.

19.  Salaries, wages and benefits

	Individual		Consolidated
	06/30/2014	12/31/2013	06/30/2014	12/31/2013
Salaries	-	-	171.653	135,027
INSS and FGTS recoverable	378	1,088	46,406	45,630
Profit sharing plan	-	-	33.608	51,650
Others	12	4	4.534	1,277
	390	1,092	256,201	233,584

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

June 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

20.  Taxes payable

	Individual		Consolidated
	06/30/2014	12/31/2013	06/30/2014	12/31/2013

PIS and COFINS	-	-	27,694	37,926
REFIS	13,874	13,872	32,412	32,490
IRRF on Payroll	13	1	16,016	23,175
ICMS	-	-	33,856	32,440
Tax on import	-	-	3,467	3,467
CIDE	186	84	2,767	2,686
IOF	61	62	61	62
IRPJ and CSLL to pay	-	-	12,783	15,838
Others	64	4	9,450	7,384
	14,198	14,023	138,506	155,468

Current	1,491	1,246	75,637	94,430
Noncurrent	12,707	12,777	62,869	61,038

Adoption of the Law nº 12,973/2014 (Provisional Measure 627/2013)

On November, 2013 the provisional measure n. 627 was issued establishing that non-taxation over the profit and dividends calculated based on results from January 01, 2008 to December 31, 2013 by the Companies taxable based on actual profits, presumed or arbitrate, paid until the date of the provisional measure publication, in higher values that the ones calculated by the current accounting policies on December 31, 2007 since the Company has already paid the profit or dividends the anticipated adoption by 2014.

On May, 2014, the provisional measure was converted to Law n. 12,973, resulting in significant changes to the previously established, along with dividends, return on own capital and investments measurement through equity. A change from provisional measure n. 627 to Law n. 12,973, was the unconditional non-taxation for the profits and dividends calculated based on the results from January 01, 2008 to December 31, 2013.

In order to ensure tax neutrality established in Law n. 11,941, from 2009, since dividend payments occurred until the date of the law’s publication, the Company and its subsidiary Smiles S.A.’s managements chose the early adoption of the Law through DCTF related to May, 2014. Thus, it will be guaranteed the usage of the equity measured in accordance with the Law no. 6404 from 1976, for purposes of calculating the limits as per laws related to the tax effects of interest on capital.

The Company analyzed the potential effects on the Law n. 12,973 adoption and concluded that there are no significant effects on its interim financial information as of June 30, 2014 and December 31, 2013 on GLAI and Smiles. On VRG and Webjet, the Company will analyse the impacts of the adoption of the Law and the related effects will be registered starting as from January 01, 2015.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

June 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

21.  Advance ticket sales

As of June 30, 2014, the balance of transport to perform classified in current liabilities was R$1,129,699 (R$1,219,802 as of December 31, 2013) and is represented by 5,324,146  coupons tickets sold and not yet used (5,951,486 as of December 31, 2013) with an average use of 119 days (111 days as of December 31, 2013).

22.  Mileage program

As of June 30, 2014, the balance of Smiles deferred revenue is R$208,650 (R$195,935 as of December 31, 2013) and R$496,013 (R$456,290 as of December 31, 2013) classified in the current and noncurrent liabilities, respectively and the number of outstanding miles as of June 30, 2014 amounted to 40,853,705,083.

23.  Advances from customers

The Company performs advance miles sales and recorded such under "Advances from Customers". As of June 30, 2014, the outstanding balance related to these anticipated sales is as follows:

	Consolidated
	06/30/2014	12/31/2013
Financial institutions (a)	42,860	169,649
Others	1,223	1,755
	44,083	171,404

Current	43,700	167,759
Noncurrent	383	3,645

(a)    A portion of the amount in the current liabilities of R$41,563 (R$166,004 as of December 31, 2013) is related to the miles sales agreement in the approximately total amount of R$400,000 signed on April 08, 2013 along with the financial institutions Bradesco S.A., Banco do Brasil S.A. and Santander S.A.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

June 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

24.  Provisions

	Insurance Provision	Provision for anticipated return of Webjet’s aircraft (a)	Provision for aircraft and engine return of VRG and Webjet (b)	Lawsuits (c)	Total
Balance on December 31, 2013	17,519	12,381	334,909	117,565	482,374
Additional provisions recognized	789	-	11,995	2,541	15,325
Utilized provisions	(11,264)	(8,844)	(52,773)	(25,147)	(98,028)
Foreign exchange	(274)	(462)	6,795	(902)	5,157
Balance on June 30, 2014	6,770	3,075	300,926	94,057	404,828

As of December 31, 2013
Current	17,519	12,381	169,571	-	199,471
Noncurrent	-	-	165,338	117,565	282,903
	17,519	12,381	334,909	117,565	482,374

As of June 30, 2014
Current	6,770	3,075	146,439	-	156,284
Noncurrent	-	-	154,487	94,057	248,544
	6,770	3,075	300,926	94,057	404,828

a)    Provision for anticipated return of aircraft

       In 2011, according to the strategic planning of Webjet, a provision for the anticipated return of aircraft was recorded. This provision was calculated based on the expected return of 18 aircraft Boeing 737-300 with operating leases contracts, as part of the Company's fleet renewal. During the six-month period ended June 30, 2014 the Company completed 5 aircraft return with the following prefixs: PR-WJV, PR-WJB, PR-WJD, PR-WJF e PR-WJH.

b)    Return of aircraft and engines

       The returns provisions consider the costs that meet the contractual conditions for the return of engines maintained under operating leases, as well as the costs to reconfigure the aircraft without purchase option, as prescribed in the returns conditions of the lease contracts, and which is capitalized in fixed assets (aircraft reconfigurations/overhauling), as described in Note 16.

c)    Lawsuits

       As of June 30, 2014 the Company and its subsidiaries are parties to 27,057 (7,429 labor and 19,628 civil) lawsuits and administrative proceedings. The lawsuits and administrative proceedings are classified into Operation (those arising from the Company’s normal course of operations), and Succession (those arising from the succession of former Varig S.A. obligations). Under this classification, the number of proceedings is as follows:

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

June 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

24. Provisions (Continued)

c)    Lawsuits  (Continued)

	Operation	Succession	Total
Civil lawsuits	16,464	447	16,911
Civil proceedings	2,707	10	2,717
Labor lawsuits	3,910	3,297	7,207
Labor proceedings	220	2	222
	23,301	3,756	27,057

The civil lawsuits are primarily related to compensation claims generally related to flight delays and cancellations, baggage loss and damage. The labor claims primarily consist of discussions related to overtime, hazard pay, and wage differences.

The provisions related to civil and labor suits, whose likelihood of loss is assessed as probable are as follows:

	06/30/2014	12/31/2013
Civil	50,053	66,294
Labor	44,004	51,271
	94,057	117,565

Provisions are reviewed based on the progress of the proceedings and history of losses based on the best current estimate for labor and civil lawsuits.

There are other civil and labor lawsuits assessed by management and its legal counsel as possible risks, in the estimated amount as of June 30, 2014 of R$20,839 for civil claims and R$2,990 for labor claims (R$13,226 and R$3,929 as of December 31, 2013 respectively), for which no provisions are recognized.

The tax lawsuits below were evaluated by the Companys’ management and its legal consultants as being relevant and with probable risk as of June 30, 2014:

•  GLAI is discussing the non-incidence of taxation of PIS and COFINS on revenues generated by the interest on capital in the amount of R$37,750, related to the years from 2006 to 2008, paid by its subsidiary GTA Transportes Aéreos S.A., succeeded by VRG on September 25, 2008. According to the opinion of the Company’s legal counsel and based on the jurisprudence occurred in recent events, the Company classified this case as possible loss, without a provision registered for the related amount. Additionally, the Company maintains a letter of credit with Bic Banco with a partial guarantee on the lawsuit value of R$20,690 as disclosed in Note 6.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

June 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

24. Provisions (Continued)

c)    Lawsuits  (Continued)

•  Tax on Services (ISS), the amount of R$15,532 arising from assessment notices issued by the Prefeitura do Município de São Paulo against the Company, in the period from January, 2007 to December, 2010 regarding a possible ISS taxation on partners agreements. The classification of the possible risk stems from the matters under discussion and are interpretative, and involves discussions of factual and evidential materials, and has no final positioning of the Superior Courts.

•  Customs Penalty in the amount of R$33,044 relating to assessment notices issued against the Company for alleged breach of customs rules regarding procedures for temporary import of aircraft. The classification of possible risk is a result of the absence of a final positioning of the Superior Courts.

•  BSSF goodwill (BSSF Air Holdings), in the amount of R$42,514 related to Infraction notices due to the deductibility of the goodwill allocated to future profitability. The classification of possible risk is a result of the absence of a final positioning of the Superior Courts.

•  VRG’s goodwill in the amount of R$16,670 resulted from summons of violation related to the deductibility of the goodwill classified as future payment. The classification of probable risk arises from the absence of a final opinion from the Superior Courts.

There are other lawsuits considered by the Company’s management and its legal counsel as possible risk, in the estimated amount of R$20,178 which added to the lawsuits mentioned above, amount to R$165,688 as of June 30, 2014.

The Company and its subsidiaries are challenging in the court the ICMS levied on aircraft and engines imported under aircraft lease transactions without purchase options in transactions carried out with lessors’ registered in foreign countries. The Company and its subsidiaries’ management understand that these transactions represent simple leases in view of the contractual obligation to return the assets that are the subject matter of the contract.

Management believes that there is no evidence of goods circulation and so, there are no legal events to generate the ICMS taxation. Based on the legal counsel opinion and supported by similar lawsuits with favorable decisions to taxpayers by the Superior Court of Justice (STJ) and Supreme Federal Court (STF) in the second quarter of 2007, the Company understands that the likelihood of loss is remote, and thus did not recognize provisions for these amounts. As of June 30, 2014 the estimated aggregated amount of the ongoing lawsuits related to the non-levy of ICMS tax on said imports is R$239,232 (R$229,450 as of December 31, 2013) adjusted for inflation, not including late payment charges.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

June 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

25.  Shareholders’ equity

a)    Issued capital

       As of June 30, 2014, the Company’s capital is represented by 278,867,520 shares, of which 143,858,204 are common shares and 135,009,316 are preferred shares. The Fundo de Investimento em Participações Volluto is the Company’s controlling fund, which is equally controlled by Constantino de Oliveira Júnior, Henrique Constantino, Joaquim Constantino Neto, and Ricardo Constantino.

       Shares are held as follows:

	06/30/2014			12/31/2013
	Common	Preferred	Total	Common	Preferred	Total
Fundo Volluto	100.00%	21.84%	62.16%	100.00%	22.30%	62.38%
Wellington Management Company	-	10.49%	5.08%	-	10.49%	5.08%
Delta Airlines, Inc.	-	6.15%	2.98%	-	6.15%	2.98%
Fidelity Investments	-	5.21%	2.52%	-	5.21%	2.52%
Treasury shares	-	1.59%	0.77%	-	1.59%	0.77%
Other	-	1.50%	0.73%	-	1.51%	0.73%
Free float	-	53.22%	25.76%	-	52.75%	25.54%
	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

The authorized share capital, as of June 30, 2014, was R$4.0 billion. Within the authorized limit, the Company can, once approved by the Board of Directors, increase its capital regardless of any amendment to its bylaws, by issuing shares, without necessarily maintaining the proportion between the different types of shares. Under the law terms, in case of capital increase, the Board of Directors will define the issuance conditions, including pricing and payment terms.

On the Board of Director’s General Meeting held on May 28, 2014, it was aproved the capital increase limited to R$185,757, being the amount of R$116,357 proceeding from Air France - KLM S.A. investment ("Air France KLM"), to be subscribed of 4,246,620 preferred shares of the Company, registered as of June 30, 2014 as “Shares to be issued”, as Note 34e.

The Company shares as of June 30, 2014 are quoted on the São Paulo Stock Exchange - BM&FBOVESPA in the amount of R$12.02 per share and US$5.48 per share on the New York Stock Exchange - NYSE (R$10.48 and US$4.57 on December 31, 2013). The book value per share as of June 30, 2014 is R$1.74 (R$2.33 as of December 31, 2013).

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

June 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

25. Shareholders’ equity (Continued)

b)    Retained earnings

Legal reserve

It is recognized by allocating 5% of the profit for the year after the absorption of accumulated losses in accordance with Article 193 of Law 11,638/07, limited to 20% of the capital, according to the Brazilian Corporate Law and the Company’s bylaws.

c)    Dividends

The Company’s bylaws provide for a mandatory minimum dividend to be paid to common and preferred shareholders, in the aggregate of at least 25% of annual adjusted profit after resevers in accordance with the Corporate Law (6,404/76). The Brazilian Corporate Law, permits the payment of cash dividends only from retained earnings, and certain reserves recognized in the Company’s statutory accounting records.

d)    Treasury shares

As of June 30, 2014, the Company holds 2,146,725 treasury shares, totaling R$32,116, with a market value of R$25,803 (R$32,116 in shares with market value of R$22,499 as of December 31, 2013).

e)    Share-based payments

As of June 30, 2014, the balance of share-based payments reserve was R$88,464 (R$85,438 as of December 31, 2013). The Company recorded a share-based payment expense amounting to R$3,026 related to the Company’s controlling shareholders and R$529 related to its non-controlling shareholders in the period ended June 30, 2014, with a corresponding expense classified as personnel costs under the statement of profit or loss (R$6,183 related to the Company’s controlling shareholders and R$905 related to its non-controlling shareholders as of December 31, 2013).

f)     Other comphensive income

The fair value measurement of financial instruments designated as cash flow hedges is recognized as “Other Comphensive Income”, net of tax effects. The balance as of June 30, 2014 corresponds to a net loss of R$74,839 (net loss of R$18,162 as of December 31, 2013) as per Note 31.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

June 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

26.  Sales revenue

The net sales revenue has the following composition:

	Consolidated
	Three-month period ended on		Six-month period ended on
	06/30/2014	06/30/2013	06/30/2014	06/30/2013
Passenger transportation	2,243,799	1,782,365	4,604,380	3,752,998
Cargo	83,631	83,386	160,951	155,146
Other revenue	202,542	161,971	389,083	326,414
Gross revenue	2,529,972	2,027,722	5,154,414	4,234,558

Related taxes	(148,683)	(112,897)	(279,726)	(237,057)
Net revenue	2,381,289	1,914,825	4,874,688	3,997,501

The revenues are net of federal, state and municipal taxes, which are paid and transferred to the appropriate government entities.

Revenue by geographical segment is as follows:

	Consolidated
	Three-month period ended on				Six-month period ended on
	06/30/2014%		06/30/2013%		06/30/2014%		06/30/2013%
Domestic	2,065,921	86.8	1,768,321	92.3	4,285,132	87.9	3,645,826	91.2
International	315,368	13.2	146,504	7.7	589,556	12.1	351,675	8.8
Net revenue	2,381,289	100.0	1,914,825	100.0	4,874,688	100.0	3,997,501	100.0

27.  Costs of services, administrative and selling expenses

	Individual
	Three-month period ended on				Six-month period ended on
	06/30/2014		06/30/2013		06/30/2014		06/30/2013
	Total	%	Total	%	Total	%	Total	%
Personnel (a)	(721)	(3.0)	(1,653)	(7.0)	(2,945)	(4.4)	(3,780)	(6.7)
Services rendered	(1,281)	(5.3)	(967)	(4.1)	(3,870)	(5.7)	(1,224)	(2.2)
Sale-leaseback transactions (b)	26,272	109.4	24.,229	101.9	75,073	111.1	62,021	109.4
Other operating expenses (revenue), net	(260)	(1.1)	2,166	9.2	(688)	(1.0)	(305)	(0.5)
	24,010	100.0	23,775	100.0	67,570	100.0	56,712	100.0

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

June 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

27. Costs of services, administrative and selling expenses (Continued)

	Consolidated
	Three-month period ended on
	06/30/2014
	Cost of services	Selling expenses	Administrative expenses	Other operating income	Total	%
Personnel (a)	(268,190)	(15,887)	(43,052)	-	(327,129)	14.0
Fuel and lubricants	(908,042)	-	-	-	(908,042)	38.8
Aircraft rental	(213,033)	-	-	-	(213,033)	9.1
Aircraft insurance	(4,776)	-	-	-	(4,776)	0.2
Maintenance materials and repairs	(152,402)	-	(2)	-	(152,404)	6.5
Traffic services	(83,528)	(40,816)	(77,682)	-	(202,026)	8.6
Sales and marketing	-	(160,662)	(342)	-	(161,004)	6.9
Tax and landing fees	(142,344)	-	-	-	(142,344)	6.1
Depreciation and amortization	(108,915)	-	(15,394)	-	(124,309)	5.3
Sale-leaseback transactions (b)	-	-	-	26,272	26,272	(1.2)
Other, net	(88,284)	(8,184)	(37,645)	428	(133,685)	5.7
	(1,969,514)	(225,549)	(174,117)	26,700	(2,342,480)	100.0

	Consolidated
	Three-month period ended on
	06/30/2013
	Cost of services	Selling expenses	Administrative expenses	Other operating income	Total	%
Personnel (a)	(251,836)	(25,149)	(58,184)	-	(335,169)	17.2
Fuel and lubricants	(817,530)	-	-	-	(817,530)	41.9
Aircraft rental	(153,983)	-	-	-	(153,983)	7.9
Aircraft insurance	(5,116)	-	-	-	(5,116)	0.3
Maintenance materials and repairs	(81,559)	-	-	-	(81,559)	4.2
Traffic services	(86,296)	(11,026)	(44,337)	-	(141,659)	7.3
Sales and marketing	-	(109,297)	-	-	(109,297)	5.6
Tax and landing fees	(134,797)	-	-	-	(134,797)	6.9
Depreciation and amortization	(116,140)	-	(87)	-	(116,227)	6.0
Sale-leaseback transactions (b)	-	-	-	26,573	26,573	(1.4)
Other, net	(72,590)	949	(5,532)	(3,966)	(81,139)	4.1
	(1,719,847)	(144,523)	(108,140)	22,607	(1,949,903)	100.0

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

June 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

27. Costs of services, administrative and selling expenses (Continued)

	Consolidated
	Six-month period ended on
	06/30/2014
	Cost of services	Selling expenses	Administrative expenses	Other operating income	Total	%
Personnel (a)	(559,686)	(23,379)	(91,363)	-	(674,428)	14.4
Fuel and lubricants	(1,919,364)	-	-	-	(1,919,364)	40.9
Aircraft rent	(425,995)	-	-	-	(425,995)	9.1
Aircraft insurance	(9,661)	-	-	-	(9,661)	0.1
Maintenance materials and repairs	(227,933)	-	(2)	-	(227,935)	4.9
Traffic services	(175,915)	(64,563)	(127,391)	-	(367,869)	7.8
Sales and marketing	-	(321,895)	(342)	-	(322,237)	6.9
Tax and landing fees	(293,812)	-	-	-	(293,812)	6.3
Depreciation and amortization	(229,227)	-	(30,334)	-	(259,561)	5.5
Sale-leaseback transactions (b)	-	-	-	75,073	75,073	(1.6)
Other, net	(176,129)	(15,563)	(73,502)	-	(265,194)	5.7
	(4,017,722)	(425,400)	(322,934)	75,073	(4,690,983)	100.0

	Consolidated
	Six-month period ended on
	06/30/2013
	Cost of services	Selling expenses	Administrative expenses	Other operating income	Total	%
Personnel (a)	(486,956)	(41,214)	(93,898)	-	(622,068)	15.8
Fuel and lubricants	(1,724,905)	-	-	-	(1,724,905)	43.9
Aircraft rent	(308,424)	-	-	-	(308,424)	7.8
Aircraft insurance	(10,240)	-	-	-	(10,240)	0.3
Maintenance materials and repairs	(174,641)	-	-	-	(174,641)	4.4
Traffic services	(131,866)	(59,684)	(85,668)	-	(277,218)	7.1
Sales and marketing	-	(199,420)	-	-	(199,420)	5.1
Tax and landing fees	(268,641)	-	-	-	(268,641)	6.8
Depreciation and amortization	(210,277)	-	(16,875)	-	(227,152)	5.8
Sale-leaseback transactions (b)	-	-	-	62,021	62,021	(1.6)
Other, net	(160,519)	(6,466)	(18,412)	4,681	(180,716)	4.6
	(3,476,469)	(306,784)	(214,853)	66,702	(3,931,404)	100.0

(a)    The Company recognizes the cost of the Audit Committee and Board of Directors on “personnel”

(b)    The amount of R$75,073 (R$62,021 as of June 30, 2013) comprises the gains fully recognized and deferred losses from sale-leaseback transactions. During the period ended June 30, 2014, the Company held sale-leaseback transactions related to 9 aircraft (8 aircraft as of June 30, 2013).

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

June 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

28.  Financial result

	Individual
	Three-month period ended on		Six-month period ended on
	06/30/2014	06/30/2013	06/30/2014	06/30/2013
Financial income
Income from short-term investments and investment funds	2,006	668	3,468	2,676
Monetary variation	552	520	1,225	977
Other	3,933	3,825	3,933	7,595
	6,491	5,013	8,626	11,248
Financial expenses
Losses (gains) from derivatives	49	(7,677)	(15,852)	(7,677)
Interest on short and long-term debt	(44,737)	(38,721)	(92,437)	(74,350)
Bank interest and expenses	(155)	(120)	(689)	(585)
Other	(479)	(558)	(896)	(941)
	(45,322)	(47,076)	(109,874)	(83,553)

Foreign exchange variation, net (*)	42,696	(124,683)	124,334	(93,654)
		-		-
Total	3,865	(166,746)	23,086	(165,959)

	Consolidated
	Three-month period ended on		Six-month period ended on
	06/30/2014	06/30/2013	06/30/2014	06/30/2013
Financial income
Income from derivatives	34,996	105,213	89,755	149,900
Income from short-term investments and investment funds	25,359	13,801	67,530	20,881
Monetary variation	1,919	3,509	4,485	6,020
Other	6,038	272	9,294	3,407
	68,312	122,795	171,064	180,208
Financial expenses
Losses from derivatives	(71,781)	(65,821)	(260,926)	(136,576)
Interest on short and long-term debt	(132,899)	(129,963)	(276,004)	(250,793)
Bank interest and expenses	(5,739)	(3,767)	(11,362)	(30,305)
Monetary variation	(1,134)	(909)	(2,110)	(1,760)
Other	(12,845)	(13,629)	(28,017)	(18,150)
	(224,398)	(214,089)	(578,419)	(437,584)

Foreign exchange variation, net (*)	50,391	(333,685)	107,878	(274,531)

Total	(105,695)	(424,979)	(299,477)	(531,907)

(*)      From the net amount of R$107,878 (consolidated) for the six-month period ended on June 30, 2014, portion of R$134,333 is related to the cash loss of the Bolívar Venezuelano, as described in Note 4a.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

June 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

29.  Operating segment

Operating segments are defined as business activities from which it may earn revenues and incur expenses, which operating results are regularly reviewed by the relevant decision makers to evaluate performance and allocate resources to the segments.

As of January 01, 2013, as a result of the Smiles Program as an independent entity, the Company presents two operating segments: the flight transportation segment and the customer’s loyalty program segment.

The flight transportation segment offers regular transportation of passenger and cargo, and the customer’s loyalty program segment consists on the granting of credit reward miles to participants who can use them to redeem rewards, mainly airline tickets.

The accounting policies of the operating segments are the same as those applied to the consolidated financial statements. Additionally, the Company has distinct natures between the two reportable segments, which prevents any form of cost allocation, so there is no common costs and revenues between operating segments.

The information below presents the summarized financial position related to reportable segments for the six-month period ended June 30, 2014.

a)    Assets and liabilities of the operational segment:

	06/30/2014
	Flight transpor-tation	Smiles loyalty program	Combined information	Eliminations and adjustments to align accounting policies	Total consolidated
Assets
Current	2,846,790	978,528	3,825,318	(468,080)	3,357,238
Noncurrent	7,483,663	1,002,530	8,486,193	(1,586,741)	6,899,452
Total assets	10,330,453	1,981,058	12,311,511	(2,054,821)	10,256,690

Liabilities
Current	4,403,916	276,322	4,680,238	(1,311,776)	3,368,462
Noncurrent	5,441,427	372,665	5,814,092	(18,586)	5,795,506
Shareholder’s equity	485,110	1,332,071	1,817,181	(724,459)	1,092,722
Total liabilities and shareholder’s equity	10,330,453	1,981,058	12,311,511	(2,054,821)	10,256,690

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

June 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

29. Operating segment (Continued)

a)    Assets and liabilities of the operational segment: (Continued)

	12/31/2013
	Flight transpor-tation	Smiles loyalty program	Combined information	Eliminations and adjustments to align accounting policies	Total consolidated
Assets
Current	3,158,731	834,116	3,992,847	(427,138)	3,565,709
Noncurrent	7,727,103	1,110,034	8,837,137	(1,764,398)	7,072,739
Total assets	10,885,834	1,944,150	12,829,984	(2,191,536)	10,638,448

Liabilities
Current	3,501,303	344,120	3,845,423	(398,632)	3,446,791
Noncurrent	6,733,604	270,974	7,004,578	(1,031,421)	5,973,157
Shareholder’s equity	650,927	1,329,056	1,979,983	(761,483)	1,218,500
Total liabilities and shareholder’s equity	10,885,834	1,944,150	12,829,984	(2,191,536)	10,638,448

b)    Income and expenses of the operational segment:

	06/30/2014
	Fligh Transpor-tation	Smiles loyalty Program	Combined information	Eliminations and adjustments to align accounting policies	Total consolidated
Net revenue
Passenger	4,332,418	-	4,332,418	83,279	4,415,697
Cargo and other	422,588	-	422,588	(9,281)	413,307
Miles redeemed revenue	-	340,374	340,374	(294,690)	45,684

Costs	(4,062,355)	(180,643)	(4,242,998)	225,276	(4,017,722)
Net income	692,651	159,731	852,382	4,584	856,966

Equity in subsidiaries	81,124	(1,407)	79,717	(81,124)	(1,407)

Operating income (expenses)
Sales and marketing	(395,757)	(26,976)	(422,733)	(2,667)	(425,400)
Administrative expenses	(310,772)	(14,688)	(325,460)	2,526	(322,934)
Other operating revenue, net	75,073	-	75,073	-	75,073

Finance result
Financial income	148,363	100,049	248,412	(77,348)	171,064
Financial expense	(655,317)	(450)	(655,767)	77,348	(578,419)
Exchange rate changes, net	107,251	627	107,878	-	107,878

Loss (income) before income tax and social contribution	(257,384)	216,886	(40,498)	(76,681)	(117,179)

Current and deferred income tax and social contribution	(47,964)	(74,463)	(122,427)	(1,520)	(123,947)
Total loss (income), net	(305,348)	142,423	(162,925)	(78,201)	(241,126)

Attributable to Company’ shareholders	-	-	-	-	(305,373)
Attributable to non-controlling Company’ shareholders	-	-	-	-	64,247

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

June 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

29.     Operating segment (Continued)

b)    Income and expenses of the operational segment: (Continued)

	06/30/2013
	Fligh Transpor-tation	Smiles loyalty Program	Combined information	Eliminations and adjustments to align accounting policies	Total consolidated
Net revenue
Passenger	3,550,182	-	3,550,182	78,486	3,628,668
Cargo and other	415,577	-	415,577	(83,493)	332,084
Miles redeemed revenue	-	229,877	229,877	(193,128)	36,749

Costs	(3,467,736)	(110,359)	(3,578,095)	101,626	(3,476,469)
Net income	498,023	119,518	617,541	(96,509)	521,032

Operating income (expenses)
Sales and marketing	(342,067)	(21,490)	(363,557)	56,773	(306,784)
Administrative expenses	(223,809)	(12,902)	(236,711)	21,858	(214,853)
Other operating revenue, net	66,707	-	66,707	(5)	66,702

Finance result
Financial income	177,599	33,972	211,571	(31,363)	180,208
Financial expense	(468,731)	(216)	(468,947)	31,363	(437,584)
Exchange rate changes, net	(274,531)	-	(274,531)	-	(274,531)

Loss (income) before income tax and social contribution	(566,809)	118,882	(447,927)	(17,883)	(465,810)

Current and deferred income tax and social contribution	(7,835)	(40,743)	(48,578)	6,144	(42,434)

Total loss (income), net	(574,644)	78,139	(496,505)	(11,739)	(508,244)

Attributable to non-controlling Company’ shareholders	-	-	-	-	(524,811)
Attributable to Company’ shareholders	-	-	-	-	16,567

In the individual interim financial information - ITR of the subsidiary Smiles S.A., which represents the segment Smiles Loyalty Program and in the information provided to the relevant decision makers, the revenue recognition occurs upon redemption of the miles by the participants. Under this perspective, this measurement is appropriate given that this is when the revenue recognition cycle is complete. At this point, Smiles has transferred to its suppliers the obligation to provide services or deliver products to its customers.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

June 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

29. Operating segment (Continued)

However, from a consolidated perspective, the revenue recognition cycle related to miles exchanged for flight tickets is only complete when the passengers are effectively transported. Therefore, for purposes of reconciliation with the consolidated assets, liabilities and results, as well as for purposes of equity method of accounting and for consolidation purposes, the Company performed, besides eliminations entries, consolidating adjustments to adjust the accounting practices related to Smiles´ revenues. In this case, under the perspective of the consolidated financial statements, the miles that were used to redeem airline tickets are only recognized as revenue when passengers are transported, in accordance with accounting practices and policies adopted by the Company.

30.  Commitments

As of June 30, 2014 the Company holds 130 firm orders for aircraft acquisitions with Boeing. These aircraft acquisition commitments include estimates for contractual price increases during the construction phase. The approximate amount of firm orders, not including the contractual discounts, is R$32,704,865 (corresponding to US$14,848,974 at the reporting date) and are segregated according to the following years:

	06/30/2014	12/31/2013
2014	-	1,764,882
2015	1,097,700	1,167,524
2016	1,148,522	1,221,579
2017	1,768,451	1,880,941
2018	1,207,917	1,284,752
Beyond 2018	27,482,275	29,230,410
	32,704,865	36,550,088

As of June 30, 2014, from the total orders mentioned above, the Company holds commitments in the amount of R$4,476,474 (corresponding to US$2,032,451 at the reporting date) related to advances for aircraft acquisition, to be disbursed in accordance with the following schedule:

	06/30/2014	12/31/2013
2014	87,657	163,368
2015	240,420	255,714
2016	127,875	136,009
2017	222,139	236,269
2018	539,907	574,250
Beyond 2018	3,258,476	3,465,745
	4,476,474	4,831,355

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

June 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

30. Commitments (Continued)

The installment financed by long-term debt with aircraft guarantee through the U.S. Ex-Im Bank corresponds approximately to 85% of the aircraft total cost. Other establishments finance the acquisitions with equal or higher percentages, reaching up to 100%.

The Company performs payments related to aircraft acquisition through its own funds, short and long-term debt, cash provided by operating activities, short and medium-term line of credit and supplier financing.

The Company leases its entire aircraft fleet through a combination of operational and financial leases. As of June 30, 2014, the total fleet leased was comprised of 147 aircraft, excluding 3 aircraft from Webjet’s fleet, of which 101 were under operating leases and 46 were recorded as financial leases. The Company holds 40 aircraft under financial leasing with purchase option. During the six-month period ended June 30, 2014, the Company received 9 aircraft under operating lease contracts and effected the return of 4 aircraft operating lease.

a)    Operating leases

       The future payments of non-cancelable operating lease contracts are denominated in U.S. Dollars, and are as follows:

	06/30/2014	12/31/2013
2014	351,002	693,125
2015	605,787	581,153
2016	535,173	508,828
2017	481,083	456,990
2018	420,816	397,103
Beyond 2018	1,657,464	1,456,846
Total minimum lease payments	4,051,325	4,094,045

b)    Sale-leaseback transactions

During the period ended June 30, 2014, the Company recorded the amount of R$2,356 and R$2,228, as “Other payables” in current and noncurrent liabilities, respectively (R$5,247 and R$3,118 as of December 31, 2013), related to the gains from sale-leaseback transactions performed by its subsidiary GAC Inc. in 2006 of 8 aircraft 737-800 Next Generation. These gains were deferred and are being amortized proportionally to the payments of the operational lease agreements, of which 1 aircraft have the agreement maturity of 91 months, 5 aircraft have contract term of 96 months and 2 aircraft have contract term of 120 months.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

June 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

30. Commitments (Continued)

b)    Sale-leaseback transactions (Continued)

On the same date, the Company held the amount of R$8,377 and R$22,386 as “Prepaid expenses” in current and noncurrent assets, respectively (R$8,923 and R$26,526 as of December 31, 2013), related to the losses on sale-leaseback transactions performed by its subsidiary GAC Inc. of 9 aircraft. During the years 2007, 2008 and 2009 these losses were deferred, and are being amortized proportionally to the payments of the operational lease agreements over the contract term of 120 months.

Additionally, during the period ended on June 30, 2014, the Company recorded a gain of R$75,073 resulting from 9 aircraft received during the period (8 aircraft received during the six-month period ended on June 30, 2013) that were used as sale-leaseback transactions and resulted in operating leases. Given that the gains and losses from sale-leaseback transactions will not be offset against future lease payments and were negotiated at fair value, such gain was recognized directly in profit or loss.

31.  Financial instruments

The Company and its subsidiaries have financial asset and financial liability transactions, which consist in part of derivative financial instruments.

The financial derivative instruments are used to hedge against the inherent risks related to the Company operations. The Company and its subsidiaries consider as most relevant risks: fuel price, exchange rate and interest rate. These risks can be mitigated by using exchange swap derivatives, futures and options contracts based on oil, U.S. Dollar and interest markets. The contracts may be held by means of exclusive investment funds, as described in the Risk Management Policy of the Company.

Management follows a documented guideline when managing its financial instruments, set out in its Risk Management Policy, which is periodically revised by the Risk Committee (CPR), and approved by the Board of Directors. The Committee sets the guidelines and limits, monitors controls, including the mathematical models adopted for a continuous monitoring of exposures and possible financial effects and also prevents the execution of speculative financial instruments transactions.

The gains or losses on these transactions and the application of risk management controls are part of the Committee’s monitoring and have been satisfactory when considering the objectives proposed.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

June 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

31. Financial instruments (Continued)

The fair values of financial assets and liabilities of the Company and its subsidiaries are established through information available in the market and according to valuation methodologies.

Most of the derivative financial instruments are engaged with the purpose of hedging against fuel and exchange rates risks based on scenarios with low probability of occurrence, and thus have lower costs compared to other instruments with higher probability of occurrence. Consequently, despite the high correlation between the hedged item and the derivative financial instruments contracted, can presents ineffective positions for hedge accounting purposes upon settlement, which are presented in the tables below.

The description of the consolidated account balances and the categories of financial instruments included in the balance sheet as of June 30, 2014 and December 31, 2013 is as follows:

	Measured at fair value through profit or loss		Measured at amortized cost (a)
	06/30/2014	12/31/2013	06/30/2014	12/31/2013
Assets:
Cash and cash equivalents	2,450,393	1,635,647	-	-
Short-term investments (c)	143,355	1,155,617	-	-
Restricted cash	226,546	254,456		-
Derivatives operations assets (b)	-	48,934		-
Accounts receivable	-	-	466,826	324,821
Deposits (d)	-	-	612,204	630,168
Other credits	-	-	60,239	66,773
Prepayment of hedge premium	-	-	-	1,532

Liabilities:
Loans and financing	-		5,406,968	5,589,385
Suppliers	-		498,760	502,919
Derivatives obligations (b)	42,140	30,315	-	-

(a)     The fair values are approximately the book values, according to the short term maturity period of these assets and liabilities, except the amounts related to Perpetual Bonds  and Senior Notes, as disclosed on Note 18;

(b)     The Company registered as of June 30, 2014 the amount net of R$74,839, net of tax effects (R$18,162 as of December 31, 2013) in equity as an equity valuation resulting from these assets and liabilities, as explained in Note 25f;

(c)     The Company manages its investments as held for trading to pay its operational expenses;

(d)     Excludes the escrow deposits, as mentioned in Note 11.

On June 30, 2014 the Company had no financial assets available for sale.

Risks

The operating activities expose the Company and its subsidiaries to the following financial risks: market (especially currency risk, interest rate risk, and fuel price risk), credit and liquidity risks. These risks are originated by, essentially, leasing agreements of aircraft purchase.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

June 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

31. Financial instruments (Continued)

Risks (Continued)

The Company’s risk management policy aims at mitigating potential adverse effects from transactions that could affect its financial performance.

The Company’s and its subsidiaries’ decisions on the exposure portion to be hedged against financial risk, both for fuel consumption and currency and interest rate exposures, consider the risks and hedge costs.

The Company and its subsidiaries do not usually contract hedging instruments for its total exposure, and thus they are subject to the portion of risks resulting from market fluctuations. The portion of exposure to be hedged is determined and reviewed at least yearly in compliance with the strategies determined in the Risk Policies Committees. The relevant information on the main risks affecting the Company’s and its subsidiaries’ operation is as follows:

a)    Fuel price risk

       As of June 30, 2014, fuel expenses accounted for 41% of the costs and operating expenses of the Company and its subsidiaries. The aircraft fuel price fluctuates both in the short and in the long term, in line with crude oil and oil byproduct price fluctuations.

       To mitigate the risk of fuel price, the Company and its subsidiaries contract derivative financial instruments referenced mainly to crude oil and, eventually, to their derivatives, also contracted, directly with the local supplier, are future fuel deliveries to aircraft at predetermined prices.

As of June 30, 2014, there are no open transactions of derivatives instruments of fuel price variation hedge.

b)    Exchange rate risk

       The exchange rate risk derives from the possibility of unfavorable fluctuation of foreign currencies to which the Company’s liabilities or cash flows are exposed. The exposure of the Company’s and its subsidiaries’ assets and liabilities to the foreign currency risk mainly derives from foreign currency-denominated leases and financing.

       The Company’s and its subsidiaries’ revenues are mainly denominated in Brazilian Reais, except for a small portion in U.S. Dollar, Argentinean pesos, Bolivian bolivianos, Chilean peso, Colombian peso, Paraguay Guarani, Uruguayan peso, Venezuela bolivar etc.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

June 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

31.     Financial instruments (Continued)

Risks (Continued)

b)    Exchange rate risk (Continued)

The Company’s and its subsidiaries’ revenues are mainly denominated in Brazilian Reais, except for a small portion in U.S. Dollar, Argentinean pesos, Bolivian bolivianos, Chilean peso, Colombian peso, Paraguay Guarani, Uruguayan peso, Venezuela bolivar etc.

To mitigate the risk of exchange rate, the Company and its subsidiaries hold derivative financial instruments that are referenced to the U.S. Dollar.

The currency exposure of the Company on June 30, 2014 and December 31, 2013 is shown below:

	Individual		Consolidated
	06/30/2014	12/31/2013	06/30/2014	12/31/2013
Assets:
Cash and short-term investments	862,332	319,565	1,536,202	1,061,746
Trade receivables	-	-	24,703	39,924
Deposits	-	-	612,203	630,168
Hedge premium	-	-	-	1,532
Prepaid expenses with leases	-	-	29,692	27,238
Result from hedge operations	-	-	-	48,934
Others	-	-	18,244	5,968
Total assets	862,332	319,565	2,221,044	1,815,510

Liabilities:
Foreign suppliers	-	-	63,151	30,629
Short and long-term debt	2,010,673	1,698,982	2,238,325	2,151,051
Finance leases payable	-	-	1,955,348	2,195,328
Other leases payable	-	-	60,001	45,140
Provision for aircraft return	-	-	304,001	347,290
Contingency provision	-	-	880	27,267
Related parties	121,580	113,741	-	-
Total liabilities	2,132,253	1,812,723	4,621,706	4,796,705
Exchange exposure in R$	1,269,921	1,493,158	2,400,662	2,981,195

Obligations not registered in the balance sheet
Future obligations resulting from operating leases	-	-	4,051,325	4,094,045
Future obligations resulting from firm aircraft orders	32,704,865	36,550,088	32,704,865	36,550,088
Total	32,704,865	36,550,088	36,756,190	40,644,133

Total exchange exposure R$	33,974,786	38,043,246	39,156,852	43,625,328
Total exchange exposure US$	15,425,556	16,239,753	17,778,366	18,622,611
Exchange rate (R$/US$)	2.2025	2.3426	2.2025	2.3426

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

June 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

31. Financial instruments (Continued)

Risks (Continued)

c)    Interest rate risk

The Company and its subsidiaries are exposed to fluctuations in domestic and foreign interest rates, substantially the CDI and Libor, respectively. The highest exposure is related to lease transactions, of which the installments to be paid are indexed to the Libor after date that the aircraft are delivered. Another relevant exposure is the local investments and debts indexed to the CDI rate.

To mitigate the interest rate risk the Company and its subsidiaries hold swap instruments.

d)    Credit risk

The credit risk is inherent in the Company’s and its subsidiaries’ operating and financing activities, mainly represented by trade receivables, cash and cash equivalents, including bank deposits.

The trade receivable credit risk consists of amounts falling due from the largest credit card companies, with credit risk better than or equal to those of the Company and its subsidiaries, and receivables from travel agencies, installment sales, and government sales, with a small portion exposed to risks from individuals or other entities.

As defined in the Risk Management Policy, the Company and its subsidiaries are required to evaluate the counterparty risks in financial instruments and diversify the exposure. Financial instruments are contracted with counterparties rated at least as investment grade by S&P and Moody’s. The financial instruments are mostly contracted on commodities and futures exchanges (BM&FBOVESPA and NYMEX), which substantially mitigate the credit risk, derivative transactions contracted on the OTC market (OTC) have counterparts with a minimum rating of "investment grade". The Company’s and its subsidiaries’ Risk Management Policy establishes a maximum limit of 20% per counterparty for short-term investments.

e)    Liquidity risk

Liquidity risk takes on two distinct forms: market and cash flow liquidity risk. The first is related to current market prices and varies in accordance with the types of assets and the markets where they are traded. Cash flow liquidity risk, however, is related to difficulties in meeting the contracted operating obligations at the agreed dates.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

June 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

31. Financial instruments (Continued)

Risks (Continued)

e)    Liquidity risk (Continued)

As a way of managing the liquidity risk, the Company and its subsidiaries invest its funds in liquid assets (governmental bonds, CDBs, and investment funds with daily liquidity), and the Cash Management Policy establishes that the Company’s and its subsidiaries’ weighted average debt maturity should be higher than the weighted average maturity of the investment portfolio. As of June 30, 2014, the weighted average maturity of the Company’s and its subsidiaries’ financial assets was 18 days and of financial debt, excluding perpetual bonds, was 4.3 years.

f)     Capital management

The table below shows the financial leverage rate as of June 30, 2014 and December 31, 2013:

	Consolidated
	06/30/2014	12/31/2013
Shareholder’s equity (b)	485,110	650,926
Cash and cash equivalents	(2,450,393)	(1,635,647)
Restricted cash	(226,546)	(254,456)
Short-term investments	(143,355)	(1,155,617)
Short- and long-term debts	5,406,968	5,589,385
Net debt (a)	2,586,674	2,543,665
Leverage ratio (a)/(b)	533%	391%

The Company and its subsidiaries remain committed to maintaining high liquidity and an amortization profile without pressure on the short-term refinancing.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

June 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

31. Financial instruments (Continued)

Derivative financial instruments

The derivative financial instruments were recognized in the following balance sheet line items:

Movement of assets and liabilities	Fuel	Foreign currency	Interest rate	Derivatives of equity instruments	Total

Asset (liability) as of December 31, 2013	22,873	-	34,874	(30,315)	27,432
Fair value variations:
Gains (losses), net recognized in results	8,730	(90,214)	-	(15,901)	(97,385)
Gains (losses) recognized in other comprehensive income	(1,133)	-	(165,100)	-	(166,233)
Payments (cash receipts) during the period	(30,470)	89,855	84,194	-	143,579
Exercise of stock options by General Atlantic	-	-	-	46,216	46,216
Asset (liability) as of June 30, 2014 (*)	-	(359)	(46,032)	-	(46,391)

Movement of other comprehensive results	Fuel	Foreign currency	Interest rate	Derivatives of equity instruments	Total

Balance as of December 31, 2013	2,739	-	(20,901)	-	(18,162)
Fair value adjustments during the period	(1,133)	-	(165,100)	-	(166,233)
Reversal, net to profit or loss (b)	(219)	-	80,578	-	80,359
Tax effect	460	-	28,737	-	29,197
Balance as of June 30, 2014	1,847	-	(76,686)	-	(74,839)

Effects on result (a+b)	8,949	(90,214)	(80,578)	(15,901)	(177,744)

Operational income	-	-	(6,573)	-	(6,573)
Financial income (expense)	8,949	(90,214)	(74,005)	(15,901)	(171,171)

(*)  Classified as "Rights with derivative operations" if the amount results in an asset or "Obligation with derivative operations" if the amount results in a liability. Includes R$4,251 of assets related to hedges held in an exclusive fund.

The Company and its subsidiaries adopt hedge accounting. The derivatives contracted to hedge interest rate risk and fuel price risk are classified as "cash flow hedge", according to the parameters described in the Brazilian accounting standard CPC 38.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

June 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

31. Financial instruments (Continued)

Classification of derivatives financial instruments

i.      Cash flow hedges

       The Company and its subsidiaries use cash flow hedges to hedge against future revenue or expense fluctuations resulting from changes in the exchange rates, interest rates or fuel price, and accounts for actual fluctuations of the fair value of derivative financial instruments in shareholders’ equity until the hedged revenue or expense is recognized.

       The Company and its subsidiaries estimates the effectiveness based on statistical correlation methods and the ratio between gains and losses on the financial instruments used as hedge, and the cost and expense fluctuation of the hedged items. The instruments are considered as effective when the fluctuation in the value of derivatives offsets between 80 % to 125% the impact of the price fluctuation on the cost or expense of the hedged item.

       The balance of the actual fluctuations in the fair values of the derivatives designated as cash flow hedges is transferred from shareholders’ equity to profit or loss for the period in which the hedged costs or expenses impacts profit or loss. Gains or losses on effective cash flow hedges are recorded in balancing accounts of the hedged expenses, by reducing or increasing the operating cost, and the ineffective gains or losses are recognized as financial income or financial expenses for the period.

ii.     Derivative financial instruments not designated as hedge

       The Company and its subsidiaries hold derivative financial instruments that are not formally designated for hedge accounting. This occurs when transactions are in the short term and the control and disclosure complexity.

iii.    Derivative equity instruments

       In April 2013, the Company entered into an investment agreement with General Atlantic Service Company LLC. ("G.A.") that established the grant by the Company of an option to purchase its Smiles shares enabling the secondary acquisition by G.A. (or other person designated by it), of Smiles S.A. shares held by the Company. These stock options were exercised on February 27, 2014 and, during the period ended June 30, 2014, the Company registered a loss in derivative instruments on the financial result in the amount of R$15,901 related to the derivative market pricing. As of June 30, 2014, the Company performed a reversal of this derivative obligation to the equity in the amount of R$46,216 as described on Note 1.

31. Financial instruments (Continued)

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

June 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

Hedge activities

a)      Fuel hedge

Due to the low liquidity of jet fuel derivatives traded in commodities exchanges, the Company and its subsidiaries contracts crude oil derivatives (WTI, Brent) and its byproducts (Heating Oil) to hedge against fluctuations in jet fuel prices. Historically, oil prices are highly correlated with aircraft fuel prices.

As of June 30, 2014, the Company and its subsidiaries does not have contracts designated as “cash flow hedge accounting” of fuel.

The gains and losses from the derivative contracts for the period ended June 30, 2014 and December 31, 2013 are summarized below:

Closing balance on:	06/30/2014	12/31/2013
Fair value at end of the period (R$)	-	22,294
Gains with hedge effectiveness recognized in shareholders’ equity, net of taxes (R$)	1,847	2,740

	Three-month period ended on		Six-month period ended on
Period ended on:	06/30/2014	06/30/2013	06/30/2014	06/30/2013
Hedge result recognized in operating costs (R$)	-	(3,815)	-	(3,777)
Hedge result recognized in financial expenses (R$)	9,145	(17,134)	8,040	(12,475)
Total earnings (losses)	9,145	(20,949)	8,040	(16,252)

As of June 30, 2014, the Company and its subsidiaries does not hold contracts not designated as cash flow hedge accounting.

	Three-month period ended on		Six-month period ended on
Closing balance on:	06/30/2014	06/30/2013	06/30/2014	06/30/2013
Gains recognized in financial income (R$)	1,458	-	908	-

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

June 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

31. Financial instruments (Continued)

Hedge activities (Continued)

b)      Foreign exchange hedge

As of June 30, 2014, the Company and its subsidiaries have future derivative contracts for the U.S. Dollar for foreign exchange cash flow protection, not designated as hedge accounting. The losses and gains of the derivatives, for the period ended on June 30, 2014 and the year ended December 31, 2013, are presented below:

	06/30/2014	12/31/2013
Fair value at the end of period (R$)	(359)	-
Volume hedged for future periods (US$)	262,250	319,000

	Three-month period ended on		Six-month period ended on
Period ended on:	06/30/2014	06/30/2014	06/30/2014	06/30/2014
Losses (gains) recognized in financial result (R$)	(29,251)	49,062	(90,214)	21,373

	3Q14	4Q14	1Q15	Total 12M
Percentage of cash flow exposure	100%	38%	-	16%
Notional amount (US$)	102,500	159,750	-	262,250
Future rate agreed (R$)	2.4849	2.3923	-	2.4285
Total in Brazilian Reais	254,702	382,170	-	636,874

c)      Interest rate hedges

As of June 30, 2014, the Company and its subsidiaries have swap derivatives designated as cash flow hedge for Libor interest rate. The summary of interest rate derivatives designated as Libor cash flow hedges is shown below:

Closing balance at:	06/30/2014	12/31/2013
Fair value at the end of the period (R$)	(46,032)	34,873
Nominal value at the end of the period (US$)	688,500	1,319,250
Hedge losses recognized in shareholders’ equity, net of taxes (R$)	(76,686)	(20,901)

	Three-month period ended on		Six-month period ended on
Period ended on:	06/30/2014	06/30/2013	06/30/2014	06/30/2013
Losses recognized in financial expenses (R$)	(18,186)	(2,029)	(74,005)	(6,677)
Losses recognized in financial income (R$)	(3,286)	-	(6,573)	-
Total losses	(21,472)	(2,029)	(80,578)	(6,677)

As of June 30, 2014 the Company and its subsidiaries did not hold positions in Libor interest derivative agreements not designated for hedge accounting.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

June 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

31. Financial instruments (Continued)

Sensitivity analysis of derivative financial instruments

The sensitivity analysis of financial instruments was prepared according to CVM Instruction 475/08, in order to estimate the impact on the fair value of financial instruments operated by the Company, considering three scenarios considered in the risk variable: most likely scenario, the assessment of the Company; deterioration of 25% (possible adverse scenario) in the risk variable, deterioration 50% (remote adverse scenario).

The estimates presented, since they are based on simple statistics, do not necessarily reflect the amounts to be reported in the next financial statements. The use of different methodologies and /or assumptions may have a material effect on the estimates presented.

The tables below show the sensitivity analysis for market risks and financial instruments considered relevant by management, open position as of June 30, 2014 and based on the scenarios described above.

The probable scenario of the Company is the maintaining of the market rates.

In the tables, positive values are displayed as asset exposures (assets greater than liabilities) and negative values are exposed liabilities (liabilities greater than assets).

Parent Company

I)     Foreign exchange risk

       As of June 30, 2014, the Company has a currency exposure of R$1,269,921 (see Note 31b). On this date, the exchange rate adopted was R$2.2025/US$, corresponding to the closing rate of the month published by Banco Central do Brasil as a likely scenario, and the impacts analyzed from the variation of 25% and 50% over the current rate are shown below:

Instrument	Risk	Exposed Values	Probable Scenario	Possible Adverse Scenario	Remote Adverse Scenario
				+ 25%	+ 50%
Liabilities, net	Dollar Appreciation	(1,269,921)*	-	(317,480)*	(634,961)*

		Dollar	2.2025	2.7531	3.3038

* Negative amounts correspond to net losses in case of exchange variation.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

June 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

31. Financial instruments (Continued)

Consolidated

I)     Fuel risk fator

       As of June 30, 2014, the Company does not hold derivative contracts for oil.

II)    Foreign exchange risk factor

       As of June 30, 2014, the Company holds Dollar derivative contracts with a notional value of US$262,250 with maturity until January, 2015, and a net exchange exposure liability of R$2,400,662 (see Note 31b). At the current date, the Company adopted the closing exchange rate of R$2.2025/US$ as a likely scenario, and the impact of the change of 25% and 50% over the current rate, is shown below:

Instruments	Exposed amount	-50%	-25%	+ 25%	+50%
		R$1.1013/USD	R$1.6519/USD	R$2.7531/USD	R$3.3038/USD
Liabilities, net	(2,400,662)	1,200,331	600,165	(600,165)	(1,200,331)
Derivative	(30,843)	(248,664)	(124,358)	127,815	266,291
	(2,431,505)*	951,667	475,807	(472,350)*	(934,040)*

* Negative values correspond to net losses expected in the case of U.S. Dollar appreciation.

III)   Interest risk factor

As of June 30, 2014, the Company holds financial investments and financial liabilities indexed to several rates, and Libor interest.

In the sensitivity analysis of non-derivative financial instruments it was considered the impacts on yearly interest of the exposed values as of June 30, 2014 (see Note 19), arising from fluctuations in interest rates according to the scenarios presented below:

Instruments	Risk	Exposed amount	Probable Scenario Scenario	Possible Adverse Scenario	Adverse Scenario Remote
				25%	50%
Financial investments - Short and Long-term debt (a)	Increase in the CDI rate	(101,546)	-	(12,075)	(24,150)
Derivative	Decrease in the Libor rate	(46,034)	-	(87,607)	(175,327)

(a)  Refers to the sum of the values invested and raised in the market and indexed to CDI, the negative amounts means more debt than application.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

June 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

31. Financial instruments (Continued)

Measurement of the fair value of financial instruments

In order to comply with the disclosure requirements for financial instruments measured at fair value, the Company and its subsidiaries must classify its instruments in Levels 1 to 3, based on observable fair value levels:

a)      Level 1: Fair value measurements are calculated based on quoted prices (without adjustment) in active market or identical liabilities;

b)      Level 2: Fair value measurements are calculated based on other variables besides quoted prices included in Level 1, that are observable for the asset or liability directly (such as prices) or indirectly (derived from prices); and

c)      Level 3: Fair value measurements are calculated based on valuation methods that include the asset or liability but that are not based on observable market variables (unobservable inputs).

The following table shows a summary of the Company’s and its subsidiaries’ financial instruments measured at fair value, including their related classifications of the valuation method, as of June 30, 2014 and December 31, 2013:

	06/30/2014		12/31/2013
Financial instrument	Book value 06/30/2014	Other significant observable factors (level 2)	Book value 12/31/2013	Other significant observable factors (level 2)

Cash equivalents	2,450,393	2,450,393	1,635,647	1,635,647
Short-term investments	143,355	143,355	1,155,617	1,180,828
Restricted cash	226,546	226,546	254,456	254,456
Liabilities from derivative transactions	42,140	42,140	30,315	30,315
Rights on derivative transactions	-	-	48,934	48,934

32.  Non-cash transactions

Parent Company:

On February 27, 2014, the Company sold a portion of its investment on Smiles S.A. to General Atlantic. As a result, the amount of R$46,216 related to the equity derivative previously registered on “Liabilities from derivative transactions” was reversed to equity as part of gain of the transaction. This operation did not affect the Company’s cash during the period.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

June 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

32.     Non-cash transactions (Continued)

Consolidated:

As of June 30, 2014, the Company increased its property, plant and equipment in the amount of R$11,995, related to an increase of the provision for aircraft return.

As of June 30, 2014, the Company recorded the amount of R$12,500 related to the affiliate Company obligation due to the acquisition of Netpoints S.A. with counterpart in "Investments”. This transaction did not affect its cash position during the period ended June 30, 2014.

As of June 30, 2014, the Company acquired software licenses (“Siebel”) in the amount of R$12,774. This transaction did not affect its cash position during the period ended June 30, 2014.

33.  Insurance

As of June 30, 2014, the insurance coverage by nature, considering the aircraft fleet, and related to the maximum reimbursable amounts indicated in U.S. Dollars, is as follows:

Aeronautical Type	In Reais	In U.S. Dollars
Guarantee - hull/war	11,865,664	5,388,829
Civil liability per event/aircraft (*)	1,651,425	750,000
Inventories (*)	308,266	140,000

(*) Values per incident and annual aggregate.

Pursuant to Law 10,744, of October 9, 2003, the Brazilian government assumed the commitment to complement any civil liability expenses related to third parties caused by war or terrorist events, in Brazil or abroad, which VRG may be required to pay, for amounts exceeding the limit of the insurance policies effective beginning September 10, 2001, limited to the amount in Brazilian Reais equivalent to one billion U.S. Dollars.

The scope the review from the Company’s independent auditors does not include the review of the effectiveness of the insurance coverage, which was determined by the Company and is considerated sufficient to cover possible losses.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

June 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

34.  Subsequent events

a)       On July 03, 2014, it was approved the capital subscription on Smiles of R$1,956 related to the issuance of 97,375 from the exercise of stock options.

b)       On July 15, 2014 it was approved the first debentures issuance of 60,000 debentures non-convertible with main value of R$600,000, under the terms of Instruction CVM 476 from 2009. The debentures will be paid at 115% of CDI rate, with monthly amortization in 12 consecutive installments, maturing as of August 04, 2014 with possibility of anticipated maturity and redemption. The funds obtained from the issuance will be exclusively utilized by the Company to the payment of its shareholders, of the amount of the decrease on capital.

c)       On July 16, 2014, it was concluded the process of decrease of Smiles’ capital dring the Extraordinary Shareholder’s Meeting in the amount of R$1,000,000,without reducing the number of shares, with the consequent amendment of the 5th Article of the Bylaws. The restitution to its shareholders will occur upon: (i) delivery of its own resources arising from the Company's cash; and (ii) debt contract with financial institutions, in the amount of R$600,000.

d)      On July 29, 2014, the Company closed the offer for the acquisition by Gol Luxco any and all of its outstanding Senior Notes due 2023 and interest rates of 10.750% (“Senior Notes 2023”), and the offer for the acquisition by Gol Finance any and all Senior Notes due 2017 and interest rates of 7.50% (“Senior Notes 2017”). The company was informed that, until the closing date, the amount of US$98,909 from the Senior Notes 2023, or around 54.95% of the Senior Notes 2023, and the amount of US$88,162 from the Senior Notes 2017, or around 41.98% from the Senior Notes 2017, were duly offered for the acquisition according to the offer for the acquisition.

e)       On August 12, 2014, it was approved during the Management General Meeting, the Company’s capital increase by issuance of 4,248,286 preferred shares, of which 4,246,620 preferred shares proceeding from AirFrance-KLM’s investment on the Company in the amount of R$116,357.

f)      On August 12, 2014, it was approved the issue of 653,130 stock options and 804,073 restricted shares to grant to the beneficiaries of the Stock Options Plan and the Restricted Shares Plan of the Company, both issues related to the year 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 19, 2014

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.